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REGISTRANT'S NAME Jardine Matheson Holdings

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APR 25 2008 E
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FILE NO. 82- 02963 FISCAL YEAR 12-31-07

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Jardines

12-31-07
AR/S

Jardine Matheson Annual Report 2007

Jardines

Founded as a trading company in China in 1832, Jardine Matheson is today a diversified business group focused principally on Asia. Its businesses comprise a combination of cash generating activities and long-term property assets.

The Group's interests include Jardine Pacific, Jardine Motors Group, Jardine Lloyd Thompson, Hongkong Land, Dairy Farm, Mandarin Oriental, Jardine Cycle & Carriage and Astra International. These companies are leaders in the fields of engineering and construction, transport services, insurance broking, property investment and development, retailing, restaurants, luxury hotels, motor vehicles and related activities, financial services, heavy equipment, mining and agribusiness. The Group also has a minority investment in Rothschilds Continuation, the merchant banking house.

Incorporated in Bermuda, Jardine Matheson Holdings Limited has its primary share listing in London, with secondary listings in Bermuda and Singapore. Jardine Matheson Limited operates from Hong Kong and provides management services to Group companies.

Jardine Matheson Holdings Limited
Jardine House
Hamilton
Bermuda

Contents

Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Annual Report and Accounts
Released	11:07 11-Apr-08
Number	1601S

JARDINE MATHESON HOLDINGS LIMITED

ANNUAL REPORT 2007 AND NOTICE OF 2008 ANNUAL GENERAL MEETING

Jardine Matheson Holdings Limited announces that its Annual Report for the year ended 31st December 2007 and the Notice of the 2008 Annual General Meeting together with the relevant Form of Proxy have been posted to shareholders today, Friday, 11th April 2008. Full details are available on the Company's website at www.jardines.com.

Copies of the above documents have also been submitted to the Financial Services Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Tel no. (44) 20 7066 1000

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Jardine Matheson Holdings Limited

11th April 2008

www.jardines.com

END

Close

Jardine Matheson

Jardine Matheson Holdings Limited

Annual General Meeting 2008

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other independent financial adviser duly authorized under the United Kingdom's Financial Services and Markets Act 2000 immediately.

If you have sold or otherwise transferred all of your ordinary shares in Jardine Matheson Holdings Limited you should immediately forward this document and the accompanying form of proxy to the purchaser or to the stockbroker, bank, or other agent through whom the sale or transfer was effected for onward transmission to the purchaser or transferee.

Notice is hereby given that the Annual General Meeting of the members of Jardine Matheson Holdings Limited will be held at the Elbow Beach hotel, 60 South Shore Road, Paget, Bermuda on Thursday, 8th May 2008 at 9.00 a.m. for the following purposes:

1 To receive and consider the Financial Statements and the Independent Auditor's Report for the year ended 31st December 2007, and to declare a final dividend.

2 To re-elect Mark Greenberg as a Director.

3 To re-elect Simon Keswick as a Director.

4 To re-elect Dr Richard Lee as a Director.

5 To re-elect Percy Weatherall as a Director.

6 To fix the Directors' fees.

7 To re-appoint the Auditors and to authorize the Directors to fix their remuneration.

To consider and, if thought fit, adopt with or without amendments the following Ordinary Resolutions:

8 That:

(a) the exercise by the Directors during the Relevant Period (for the purposes of this Resolution, 'Relevant Period' being the period from the passing of this Resolution until the earlier of the conclusion of the next Annual General Meeting, or the expiration of the period within which such meeting is required by law to be held, or the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in general meeting) of all powers of the Company to allot or issue shares and to make and grant offers, agreements and options which would or might require shares to be allotted, issued or disposed of during or after the end of the Relevant Period up to an aggregate nominal amount of US$51.7 million, be and is hereby generally and unconditionally approved; and

(b) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted wholly for cash (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a), otherwise than pursuant to a Rights Issue (for the purposes of this Resolution, 'Rights Issue' being an offer of shares or other securities to holders of shares or other securities on the Register on a fixed record date in proportion to their then holdings of such shares or other securities or otherwise in accordance with the rights attaching thereto (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory)), or the issue of shares pursuant to the Company's Employee Share Purchase Trust, shall not exceed US$7.7 million, and the said approval shall be limited accordingly.

9 That:

(a) the exercise by the Directors of all powers of the Company to purchase its own shares, subject to and in accordance with all applicable laws and regulations, during the Relevant Period (for the purposes of this Resolution, 'Relevant Period' being the period from the passing of this Resolution until the earlier of the conclusion of the next Annual General Meeting, or the expiration of the period within which such meeting is required by law to be held, or the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in general meeting) be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which the Company may purchase pursuant to the approval in paragraph (a) of this Resolution shall be less than 15% of the aggregate nominal amount of the existing issued share capital of the Company at the date of this meeting, and such approval shall be limited accordingly; and

(c) the approval in paragraph (a) of this Resolution shall, where permitted by applicable laws and regulations and subject to the limitation in paragraph (b) of this Resolution, extend to permit the purchase of shares of the Company (i) by subsidiaries of the Company and (ii) pursuant to the terms of put warrants or financial instruments having similar effect ('Put Warrants') whereby the Company can be required to purchase its own shares, provided that where Put Warrants are issued or offered pursuant to a Rights Issue (as defined in Resolution 8 above) the price which the Company may pay for shares purchased on exercise of Put Warrants shall not exceed 15% more than the average of the market quotations for the shares for a period of not more than 30 nor less than the five dealing days falling one day prior to the date of any public announcement by the Company of the proposed issue of Put Warrants.

By Order of the Board
C.H. Wilken
Company Secretary

11th April 2008

Non-routine business

The following items of non-routine business are being dealt with as ordinary resolutions at the Annual General Meeting:

Resolution 8

This resolution relates to the renewal of the authority for the allotment of shares. If Resolution 8 is passed, the new authority would permit the allotment of relevant securities with an aggregate nominal value of up to US$51.7 million representing 206,936,774 ordinary shares of US¢25 each and representing approximately 33% of the total ordinary share capital of the Company in issue as at 2nd April 2008, the latest practicable date prior to the publication of this document. Included within the authority is the ability to issue ordinary shares for cash consideration (other than by way of a Rights Issue or pursuant to the Company's Senior Executive Share Incentive Schemes) limited to a total of some 31,040,516 ordinary shares, representing approximately 5% of the total ordinary share capital of the Company in issue as at 2nd April 2008. The proposed authority will expire at the conclusion of the next Annual General Meeting or on 7th August 2009, whichever is the earlier, and it is intended to seek its renewal at that and future Annual General Meetings.

Save for the allotment of ordinary shares under the Company's Senior Executive Share Incentive Schemes the Directors have no present intention to exercise this authority. No pre-emptive rights exist under Bermuda law in relation to issues of new shares by the Company.

Resolution 9

This resolution relates to the renewal of a general mandate to the Directors to repurchase shares of the Company representing less than 15% of the issued share capital of the Company at the date of the resolution (the 'Repurchase Mandate'). The price paid for shares repurchased by the Company, other than (i) on exercise of Put Warrants issued on a pro-rata basis to shareholders or (ii) with the prior approval of the Financial Services Authority (the 'FSA') in the United Kingdom, will be not less than US¢25 and not more than 5% above the average of the market values of the shares for the five trading days before any purchase is made. The resolution also permits the repurchase of shares by the Company pursuant to the terms of Put Warrants or similar instruments conferring rights to sell shares back to the Company at a specified price. The terms of any such Put Warrants would be determined by the Directors at the time of issue but the price paid for shares repurchased by the Company on exercise of Put Warrants which are issued on a pro-rata basis to shareholders could not exceed 15% more than the average of the market values of the shares for a period of not more than 30 nor less than the five trading days just prior to announcement of their issue.

As at 2nd April 2008, the latest practicable date prior to the publication of this document, a total of 2,779,724 share options issued pursuant to the Company's Senior Executive Share Incentive Schemes were outstanding. These share options represent 0.45% of the issued share capital (excluding shares held by the Scheme Trustee) at that date and 0.53% of the issued share capital (excluding shares held by the Scheme Trustee) if the full authority to repurchase shares (existing and being sought) was used. There are no outstanding warrants to subscribe for shares.

In accordance with the Companies Act 1981 of Bermuda, as the holding of treasury shares is not provided for in the Company's constitution, any shares which are repurchased by the Company shall be treated as cancelled and the amount of the Company's issued capital shall be diminished by the nominal value of those shares accordingly.

The authority conferred on the Directors by the Repurchase Mandate will continue in force until the conclusion of the next Annual General Meeting of the Company or 7th August 2009, whichever is the earlier, unless previously revoked, varied or renewed by ordinary resolution of the shareholders in general meeting.

The Directors believe that the Repurchase Mandate is in the best interests of the Company and its shareholders in order to facilitate repurchases by the Company or its subsidiaries of the Company's own securities. Such purchases are subject to and will be made in accordance with the listing rules of the FSA. Depending on market conditions and funding arrangements at the time, such purchases may lead to an enhancement of the net assets and/or earnings per share and liquidity of the securities of the Company and will only be made when the Directors believe that such purchases will benefit the Company and/or its shareholders. Put Warrants would be issued only if the Directors considered it in the best interests of the Company and/or shareholders to do so.

In the opinion of the Board the proposals set out in Resolution 8 and Resolution 9 are in the best interests of shareholders as a whole and the Board recommends that shareholders vote in favour of the resolutions.

Notes:

A member entitled to attend and vote is entitled to appoint a proxy or proxies to attend and vote instead of him; a proxy need not also be a member of the Company. A form of proxy is enclosed for use by registered shareholders. Completion and return of the proxy will not preclude a member from attending and voting in person.

Investors holding their shares through a nominee within The Central Depository (Pte) Limited system in Singapore or other agent should contact their nominee, depository agent or professional adviser with regard to the procedures required to enable them to be represented and to vote at the Annual General Meeting.

Registered Office:
Jardine House, 33–35 Reid Street
Hamilton, Bermuda

Highlights

- Underlying earnings per share up 34%
- Full-year dividend up 30%
- Excellent year for most Group businesses
- Hongkong Land property portfolio value increases 25%

Results

	2007	2006	Change
	US$m	US$m	%
Revenue together with revenue of associates and joint ventures*	**31,616**	27,136	*17*
Revenue	**19,445**	16,281	*19*
Profit after tax	**2,884**	2,054	*40*
Underlying profit attributable to shareholders†	**719**	530	*36*
Profit attributable to shareholders	**1,828**	1,348	*36*
Total equity	**13,698**	11,103	*23*
Shareholders' funds	**8,490**	6,594	*29*
	US$	US$	%
Underlying earnings per share†	**2.03**	1.51	*34*
Earnings per share	**5.16**	3.83	*35*
Dividends per share	**0.65**	0.50	*30*
Net asset value per share	**24.09**	18.65	*29*

Underlying Profit Contribution in 2007†#

By Business (%)



Jardine Pacific 15
Jardine Motors Group 8
Jardine Lloyd Thompson 4
Hongkong Land 18
Dairy Farm 22
Mandarin Oriental 6
Jardine Cycle & Carriage 3
Astra International 24

By Geographical Area (%)



Greater China 47
Southeast Asia 41
United Kingdom 6
Rest of the world 6

Underlying Earnings per Share† (US$)



0.83
1.12
1.33
1.51
2.03
03
04
05
06
07

Net Asset Value per Share (US$)



7.08
10.56
14.27
18.65
24.09
03
04
05
06
07

*Includes 100% of revenue from associates and joint ventures.

†The Group uses 'underlying business performance' in its internal financial reporting to distinguish between the underlying profits and non-trading items, as more fully described in note 1(u) to the financial statements. Management considers this to be a key measure and has provided this analysis as additional information in order to provide greater understanding of the Group's underlying business performance.

#Excluding corporate and other interests.

Our businesses have strong balance sheets and are well placed to respond to whatever conditions the year brings. We therefore face the future with considerable optimism.

Performance

The Group's markets remained robust throughout 2007 leading to some excellent business performances. Jardine Matheson achieved a record underlying profit of US$719 million, an increase of 36%. The turnover of the Group in 2007, including 100% of associates and joint ventures, was US$31.6 billion, compared with US$27.1 billion in the prior year.

The Group continued to strengthen its financial position in 2007 while maintaining active development programmes. Consolidated net debt excluding financial services companies was reduced by 55% to US$618 million, and this, together with further significant rises in property values, led to the Group's gearing falling from 12% to 5%. The property revaluations, coupled with other non-trading items, contributed to producing a profit attributable to shareholders of US$1,828 million. Shareholders' funds were 29% higher at US$8.5 billion.

The proportion of the dividend payable at the half year was rebalanced to represent approximately one third of the total payable for the year, which led to a doubling of the interim dividend. The Board is now recommending a final dividend of US¢45.00 per share, which represents an overall increase of 30% for the full year.

Business Activity

Business confidence in Asia remained healthy during the year notwithstanding the increasing uncertainties in the United States and European financial markets. In particular, mainland China's economy continued its strong rate of growth, while in Southeast Asia the recovery in Indonesia gathered pace. Overall, the contributions to the Group's underlying profit from Greater China and Southeast Asia were well matched in 2007, providing the Group with a good geographic mix as well as complementing its broad spread of market leading businesses.

The Company's two wholly-owned subsidiaries, Jardine Pacific and Jardine Motors, had good results, while maintaining strong cash flows. Jardine Lloyd Thompson's recovery continued, with profit growth in both sterling and dollar terms.

Dairy Farm sustained the expansion of its successful banners in Asia, adding 618 outlets in 2007 to reach a total of 4,191. Mandarin Oriental is beginning to benefit from its enlarged portfolio of 21 hotels, with a further 18 properties under development in city and leisure destinations, including Beijing and Paris.

The commercial property cycle in Hong Kong attained a new peak in 2007, producing rental renewals in Hongkong Land's portfolio that will provide good levels of income over the next three years. In addition, the recognition of profits from residential projects will enhance earnings as these developments achieve completion.

An excellent performance from Astra reflected impressive growth across nearly all its major operations. Strong demand in the automotive sector in Indonesia, due to low interest rates and increased consumer confidence, benefited Astra's motor vehicle sales and financial services activities, while record prices have also led to an improved performance from its oil palm plantations. The current year has started encouragingly, and the recently announced expansion of the group's coal mining interests also bodes well for future profitability.

In August 2007, Jardine Matheson made tender offers to repurchase its own shares and to purchase shares in Jardine Strategic. The tenders were in line with the Group's policy of allocating capital to acquire shares in Group companies when favourable market conditions arise, thereby consolidating the Group's business interests and enhancing earnings and net asset value per share. In total, some US$130 million was invested through these tenders.

People

The many good performances from across the Group and the effective responses to market challenges are due to the quality and dedication of the 240,000 people that work in our businesses. On behalf of the Board, I would again like to express our thanks for their excellent work.

Outlook

The benign markets prevailing during the Firm's 175th year helped us achieve record results in almost all our operations. The Group may well face a more difficult economic environment in 2008, but our businesses have strong balance sheets and are well placed to respond to whatever conditions the year brings. We therefore face the future with considerable optimism.

Henry Keswick
Chairman

7th March 2008

Jardine Matheson Group

Jardine Matheson

Jardine Pacific

A holding company with a select portfolio representing many of the Group's non-listed Asian businesses, principally in transport services, engineering and construction, restaurants and IT services. (100%)

Jardine Motors Group

A group engaged in the distribution, sales and service of motor vehicles in Hong Kong, Macau and the United Kingdom, and with a growing presence in mainland China. (100%)

JARDINE LLOYD THOMPSON Group plc

A leading listed insurance broker, risk management adviser and employee benefit services provider, combining specialist skills in the London insurance market with an international network. (31%)

Jardine Strategic

A listed company holding most of the Group's major listed interests, including 53% of Jardine Matheson. (81%)

(Figures in brackets show effective ownership by Jardine Matheson as at 1st April 2008.)

Jardine Strategic

Hongkong Land

A listed property group with some 5 million sq. ft of prime commercial property in central Hong Kong and further high quality commercial and residential developments in Asia. (48%)

Dairy Farm

A listed pan-Asian retail group operating over 4,100 outlets, including supermarkets, hypermarkets, health and beauty stores, convenience stores, home furnishings stores and restaurants. (78%)

MANDARIN ORIENTAL THE HOTEL GROUP

A listed international hotel investment and management group with a portfolio of 39 deluxe and first class hotels and resorts worldwide, including 18 under development. (73%)

Rothschilds Continuation

An unlisted holding company within the Rothschild group with various financial services interests, including the investment bank N M Rothschild & Sons. (21%)

Jardine Cycle & Carriage

A Singapore-listed holding company with an interest of just over 50% in the listed Indonesian conglomerate, Astra International, and motor trading interests in Southeast Asia. (65%)

ASTRA international

The largest Indonesian motor group, manufacturing, assembling and distributing motor vehicles and components in partnership with industry leaders such as Toyota and Honda.

Astra's financial services businesses consist of consumer finance (principally automobile and motorcycle), insurance and a 45% interest in Bank Permata.

Astra's other interests include heavy machinery; mining contracting; oil palm plantations; and distribution of office automation products and IT services.

(Figures in brackets show effective ownership by Jardine Strategic as at 1st April 2008.)

Jardine Matheson's underlying profit in 2007 was US$719 million, an increase of 36%. Underlying earnings per share rose 34% to US$2.03.

Of the Group's unlisted subsidiaries, Jardine Pacific produced an improved contribution following good increases in earnings in a number of its businesses. Jardine Motors just fell short of its 2006 profit, which had been enhanced by greater one-off trading gains in the United Kingdom. Among the Group's listed subsidiaries, Dairy Farm produced another fine result with all its major operations performing well. At Mandarin Oriental, favourable markets, new hotels and a full year's contribution from its major Hong Kong property after renovation led to a significant increase in profit. Jardine Cycle & Carriage benefited from a strong return to earnings growth by Astra. Of Jardine Matheson's equity-accounted associates, Hongkong Land reported an impressive increase in profit from both its commercial and its residential businesses. Jardine Lloyd Thompson did well to achieve an improved performance in a difficult trading environment, and its contribution to the Group rose further on translation from sterling into US dollars. The Group's results also benefited from lower financing charges.

The Company's share of a 25% upward revaluation of Hongkong Land's portfolio of investment properties in 2007 amounted to US$944 million, compared with US$599 million in 2006, and a further US$71 million increase was recorded by Jardine Pacific's portfolio. In accordance with International Financial Reporting Standards, such revaluations are taken through the profit and loss account. The profit attributable to shareholders of US$1,828 million incorporates these revaluations together with other non-trading items, including gains on disposals of shares in The Bank of N.T. Butterfield & Son and Edaran Otomobil Nasional together with profits arising on the restructuring of Jardine Lloyd Thompson's French associate. This figure compares with US$1,348 million in 2006.

During the year the Company increased its interest in Jardine Strategic to 81% by a combination of a tender offer, market purchases and scrip dividends involving the acquisition of some 20 million shares. The Company also repurchased and cancelled some 515,000 of its own shares through a tender offer and market purchases.

The Group's businesses have begun 2008 well and are continuing to pursue active development programmes. There are, however, increasing cost pressures and the risk of more challenging trading conditions if economic uncertainties in the United States and Europe start to impact the markets in which the Group operates.

Jardine Pacific

includes a significant number of the Group's non-listed interests in Asia. While encompassing a wide range of industry sectors, Jardine Pacific's select portfolio of businesses comprises highly motivated market leaders, well positioned for growth.

- Underlying profit from continuing businesses up 15%
- Underlying return of 28% on shareholders' funds
- Good results from most businesses
- Increasing cost pressures



Jardine Pacific produced an underlying profit from continuing businesses of US$115 million in 2007, up 15%, with good performances from most of its operations. The revaluation of the group's residential property investment portfolio produced a non-trading gain of US$70 million which together with gains on disposals led to a profit attributable to shareholders of US$213 million, an increase of 12%. Shareholders' funds were US$475 million at the end of 2007, giving an underlying return of 28% on average shareholders' funds.

Hong Kong Air Cargo Terminals enjoyed record cargo volumes with a 3% growth in cargo throughput, but its underlying profit contribution remained at US$33 million due to increased operating costs. Despite higher flight frequencies, Jardine Aviation Services was affected by lower fees which led to a reduced contribution of US$8 million. Jardine Shipping Services benefited from better freight rates and increased volume producing an improved underlying profit of US$5 million.

Gammon continued to perform well and its contribution rose to US$16 million on completion of a number of major contracts, including the 3,000 room Venetian Hotel in Macau. In January 2008, a Gammon joint venture was awarded the design-and-build contract for the Tamar Development Project by the Hong Kong SAR Government, which is expected to be completed in 2011. Jardine Schindler performed strongly on new installations and produced further growth from its existing maintenance portfolio, which led to an improved contribution of US$18 million. JEC recorded an underlying profit of US$12 million with good performances in Thailand and the Philippines.

Jardine Restaurants achieved excellent earnings growth, up 20% at US$17 million, although experienced significant cost increases towards the end of the year. JOS produced a higher underlying profit of US$14 million following a 12% increase in sales. RoomPlus, a self-storage business in Hong Kong, recorded a small operating loss, although occupancy at its facility continued to improve. In June 2007, Jardine Pacific sold its 50% interest in Colliers Halifax in Japan to Hongkong Land.



	2007 (US$m)	2006 (US$m)	Change (%)
Underlying profit from continuing businesses	115	100	15
Discontinued businesses	–	3	n/m
Underlying profit attributable to shareholders	115	103	12
Shareholders' funds	475	363	31

Underlying Profit Attributable to Shareholders (US$ million)


77
94
90
103
115
03
04
05
06
07

Underlying Return on Average Shareholders' Funds (%)


19
26
27
30
28
03
04
05
06
07

Jardine Motors Group

is engaged in the distribution, sales and service of motor vehicles and related activities. It has operations in Hong Kong, Macau and the United Kingdom, and a growing presence in mainland China.

- Underlying profit US$63 million, down 6%
- Good year in Hong Kong and Macau
- Sales up 69% in Southern China
- United Kingdom performed well



Jardine Motors did well to achieve an underlying profit from continuing businesses in 2007 of US$63 million, equaling that of 2006 which had benefited from one-off gains. The profit attributable to shareholders was US$79 million, and included a VAT recovery of US$10 million in the United Kingdom.

Zung Fu produced a good performance in Hong Kong with increased deliveries of Mercedes-Benz cars and maintained its leading position in the luxury car market. The contribution from its service centres was higher, but its commercial vehicle business suffered from lower fleet sales and its Hyundai passenger car franchise recorded a small loss. In Macau, its Mercedes-Benz operation had another good year with strong new car deliveries.

Zung Fu's Mercedes-Benz dealerships in Southern China continued their profitable growth with new car deliveries increasing significantly in 2007 to over 4,000 units. The aftersales business also achieved higher volumes. Further planned expansion of this dealership network will bring the number of outlets to 17 in 2008.

In the United Kingdom, Jardine Motors' operations achieved good growth in new and used car sales, helped in part by the acquisition of an Audi dealership group. The underlying profit contribution, however, was lower than in 2006 due to the absence of a one-off pension credit and lower property disposal gains.



	Revenue		Underlying profit attributable to shareholders		Shareholders' funds	
	2007 (US$m)	2006 (US$m)	2007 (US$m)	2006 (US$m)	2007 (US$m)	2006 (US$m)
Hong Kong, Macau and mainland China	822	616	41	36	94	81
United Kingdom	2,089	1,736	23	29	188	208
Corporate	–	–	(1)	(2)	(17)	(4)
Continuing businesses	2,911	2,352	63	63	265	285
Discontinued businesses	–	–	–	4	1	3
	2,911	2,352	63	67	266	288

Revenue (US$ million)



1,910
2,082
2,078
2,352
2,911
03
04
05
06
07

Underlying Profit Attributable to Shareholders (US$ million)



46
40
47
67
63
03
04
05
06
07

JARDINE LLOYD THOMPSON
Group plc

is a leading insurance broker, risk management adviser and employee benefit services provider. The UK-listed company combines specialist skills in the London insurance market with an extensive network of offices worldwide.

- Challenging insurance markets
- Underlying trading profit up 6%
- Benefits of business repositioning and cost savings
- Well positioned for growth



Jardine Lloyd Thompson achieved an overall improvement in its underlying performance in 2007 as the business repositioning and cost streamlining undertaken over the past two years began to bring benefits. This progress was set against challenging insurance markets and a weak US dollar.

Turnover rose by 3% to US$949 million with the benefit of modest organic growth and acquisitions. The underlying trading margin improved to 13.1% from 12.8% in 2006. The underlying trading profit which excludes exceptional items and impairments rose 6% to US$125 million reflecting the higher turnover and improved operational efficiencies. The group's profit attributable to shareholders of US$145 million included a gain of US$58 million arising on the merger of its French associate, SIACI, with Assurances et Conseils Saint-Honoré, partly offset by US$33 million in exceptional losses and impairments.

The Risk & Insurance group, which comprises worldwide retail operations and specialist risk and insurance businesses largely based in London, did well to record an increase in turnover and trading profit. The Employee Benefits business in the United Kingdom achieved a modest increase in trading profit and maintained its trading margin following an active year in 2006 that had been driven by legal, regulatory and tax changes.



	2007 (US$m)	2006 (US$m)	Change* (%)
Turnover from continuing operations	949	851	3
Underlying profit attributable to shareholders	105	91	7

*Based on the change in UK sterling, being the reporting currency of Jardine Lloyd Thompson.

Turnover from Continuing Operations (US$ million)



707
858
823
851
949
03*
04*
05
06
07

*Including discontinued operations

Underlying Profit Attributable to Shareholders (US$ million)



106
117
91
91
105
03
04
05
06
07

Hongkong Land

is a major listed group with some 5 million sq. ft of prime commercial property in the heart of Hong Kong. The group also develops high quality commercial and residential projects in other cities in the Region.

- Continued strength in Hong Kong rents and occupancy
- Good profits from residential developments
- Underlying earnings per share up 37%
- Capital values increase 25%



Hongkong Land's underlying profit rose 41% to US$345 million in 2007 as it benefited from a strong market in Hong Kong and a higher contribution from residential developments. The valuation of the group's commercial investment properties, including the share of investment properties in joint ventures and associates, rose to US$15.1 billion at the year end, an increase of 25%. The profit attributable to shareholders, which incorporates the revaluation, was 49% higher at US$2,840 million.

There was demand for prime commercial office space in Hong Kong's Central district across all business sectors in 2007, and rents rose for the fourth consecutive year. The luxury retail market also remained strong, underpinning the contribution from Hongkong Land's premium retail space in Central. The group's results include the first full-year contribution from One Raffles Quay in Singapore, where the office market also performed well. Strong demand in the city-state led to a number of pre-commitments for space in the Marina Bay Financial Centre, the group's joint-venture development which is due to complete in two phases in 2010 and 2011.

Residential development projects were completed in Beijing and Singapore in 2007 leading to the recognition of US$73 million in profit, an increase of 90% over the prior year. There were also successful sales launches of a number of new developments, including the first phase of Bamboo Grove in Chongqing and four MCL Land projects in Singapore.


ONE RAFFLES QUAY

	2007	2006	Change (%)
Underlying profit attributable to shareholders (US$m)	346	245	41
Adjusted net asset value per share* (US$)	6.12	4.76	29

Underlying Earnings per Share (US¢)


7.82
8.86
8.42
10.98
15.02
03
04
05
06
07

Adjusted Net Asset Value per Share* (US$)


1.89
2.73
3.86
4.76
6.12
03
04
05
06
07

Hong Kong Portfolio Average Monthly Office Rent (US$ per sq. ft)


4.69
4.04
3.78
4.83
6.33
03
04
05
06
07

*Based on shareholders' funds excluding deferred tax on revaluation surpluses of investment properties where no tax would be payable on the sale of the properties.

Dairy Farm

is a leading pan-Asian retailer. The listed group, together with its associates, operates over 4,100 outlets – including supermarkets, hypermarkets, health and beauty stores, convenience stores, home furnishings stores and restaurants.

- Profit attributable to shareholders up 22%
- Good results in major markets
- Maxim's performing well
- Further expansion within selected territories in Asia



Dairy Farm achieved an excellent result in 2007 as favourable trading conditions persisted in its major markets. Sales, including 100% of associated companies, were 13% higher at US$6.8 billion, and the profit attributable to shareholders for the year rose 22% to US$258 million. Following the payment of a special dividend of US$215 million in October 2007, the group ended the year with net debt of just US$83 million.

Dairy Farm continued to expand its retail formats within selected territories in Asia, ending the year with 4,191 outlets. The group, however, decided to withdraw from its small health and beauty ventures in Korea and Thailand that had not met expectations.

The group's operations in both Hong Kong and Macau performed well in 2007. In Southern China, an acquisition helped increase the number of 7-Eleven outlets to 440, while the repositioning of 30 Mannings health and beauty stores produced promising results.

In Taiwan, its supermarkets remained stable in a competitive market, but the results from IKEA were below expectations despite two large store openings in 2006. Hong Kong restaurant associate, Maxim's, made further progress in sales and profit with the introduction of innovative products in its fast food operations and good performances from its restaurants and cakes activities.

A good result was achieved in Malaysia where the business is growing well, and in Singapore improved performances led to a recovery in earnings. The results from Indonesia remained unsatisfactory, although progress is being made and the market's medium-term prospects continue to be attractive. The group's first three supermarkets in Vietnam are now operational, while the expansion of its supermarket and health and beauty joint venture operations in India continued despite regulatory challenges.



惠康 wellcome
惠康 wellcome
惠康 wellcome
惠康 wellcome

	2007 (US$m)	2006 (US$m)	Change (%)
Sales including 100% of associates	6,810	6,010	13
Underlying profit attributable to shareholders	258	211	22

Sales including 100% of Associates (US$ million)



4,499
5,116
5,539
6,010
6,810
03
04
05
06
07

Underlying Profit Attributable to Shareholders (US$ million)



128
165
190
211
258
03
04
05
06
07

Capital Expenditure and Investments (gross) (US$ million)



179
109
155
177
223
03
04
05
06
07

MANDARIN ORIENTAL
THE HOTEL GROUP

is an international hotel investment and management group with a portfolio of 39 deluxe and first class hotels and resorts worldwide, including 18 under development. The listed company holds equity in a number of its hotels.

- Strong contribution from Hong Kong hotels
- Eight new hotel projects announced, including Beijing and Paris
- Ten projects incorporate 'Residences at Mandarin Oriental'

	2007 (US$m)	2006 (US$m)	Change (%)
Combined total revenue of hotels under management	1,008	850	19
Underlying profit attributable to shareholders	87	45	94



Favourable conditions in most markets and a limited new supply of hotel rooms in key city centre locations enabled Mandarin Oriental to achieve higher average rates and record earnings in 2007. In particular, the group's two wholly-owned Hong Kong hotels performed well. Earnings before interest, tax, depreciation and amortization for 2007 were US$190 million, compared with US$116 million in 2006 when Mandarin Oriental, Hong Kong was closed for renovation for nine months. The group's profit attributable to shareholders, which increased to US$108 million, also benefited from a US$16 million gain on the sale of half of its 50% equity interest in its New York hotel.

Mandarin Oriental's development programme gathered pace in 2007 with the announcement of eight new projects, comprising hotels in Beijing, Guangzhou, Taipei, Milan and Paris and three in resort destinations. Mandarin Oriental now has 10,000 rooms in operation or under development in 39 hotels. Of its 18 hotels under development, all will be managed on behalf of third-party owners with the exception of Paris, which is on a long-term lease. Ten of the projects also incorporate a 'Residences at Mandarin Oriental' component, in addition to the residences being built next to the group's existing hotel in London.



Combined Total Revenue by Geographical Area (US$ million)



541
667
815
850
1,008
Europe
North America
Southeast Asia
Hong Kong & Macau
03
04
05
06
07

Underlying Profit Attributable to Shareholders (US$ million)



(2)
29
41
45
87
03
04
05
06
07

Net Asset Value per Share* (US$)



1.15
1.37
1.50
1.78
2.34
03
04
05
06
07

*With leasehold properties at valuation



Jardine Cycle & Carriage

is a Singapore-listed holding company with a shareholding of just over 50% in the listed Indonesian conglomerate, Astra International, and interests in motor trading in Southeast Asia.

- Underlying earnings per share up 79%
- Contribution from Astra increases 76%
- Good performance from Singapore motor interests

	2007 (US$m)	2006 (US$m)	Change (%)
Revenue	8,896	7,186	24
Underlying profit attributable to shareholders	374	205	82
Shareholders' funds	2,160	1,906	13

Underlying Profit Attributable to Shareholders (US$ million)



186
294
299
205
374
03
04
05
06
07

Jardine Cycle & Carriage performed well in 2007 as underlying profit rose 82% to US$374 million and underlying earnings per share were up 79% at US¢108. Profit attributable to shareholders rose 52% to US$340 million. A low interest rate environment, strong recovery in the motor car market in Indonesia and high palm oil prices led to an excellent increase in the group's earnings.

Astra's contribution to Jardine Cycle & Carriage's underlying profit was 76% higher at US$356 million. Its non-automotive activities performed particularly well with their share of the profits exceeding that of the automotive businesses. The contribution to underlying profit from Jardine Cycle & Carriage's other motor activities increased by 34% to US$43 million as its operations in Singapore and Indonesia enjoyed a good year, although Cycle & Carriage Bintang in Malaysia continued to face a difficult market.

Jardine Cycle & Carriage took further steps to focus its investments with the sale of its 40% interest in the Concorde Hotel in Malaysia to Hongkong Land, and a reduction to 15% of its shareholding in a Singapore consumer finance company. These disposals raised US$36 million and helped to strengthen its parent company balance sheet, which at the end of the year showed net debt of just US$31 million.

ASTRA international

- Strong profit growth in most businesses
- Indonesian motor markets improve
- Excellent result from palm oil
- Heavy equipment sales up 54% and coal production up 28%



Astra benefited from the strong growth in the Indonesian economy in 2007 and reported a net profit for the year, under Indonesian accounting standards, equivalent to US$711 million, an increase of 76%.

Earnings in Astra's automotive operations improved as the Indonesian wholesale motor vehicle market grew by 36% in 2007. Astra's motor sales increased by 28% to 223,000 units, leading to a slightly lower market share of 52% which is more in line with past levels. The wholesale motorcycle market in Indonesia grew by 6% in the same period, but in the face of intense competition sales at Astra Honda Motor were 9% lower at 2.1 million units representing a reduced market share of 46%. New model launches and a repositioned strategy helped to underpin the market position, while improvements in margins and a more stable retail share enabled Astra to achieve overall earnings growth from the sector. The contribution from Astra Otoparts was well ahead of 2006 as its automotive component activities benefited from the market recovery.

The performance of Astra's consumer finance operations also reflected the growth in vehicle sales. The volume financed was 11% higher at US$2.3 billion, although the loan book ended the year 12% lower at US$1.7 billion as a greater proportion was joint-funded without recourse. The earnings at 44.5%-held Bank Permata also improved.

An excellent result was reported by Astra Agro Lestari, Astra's 80%-owned palm oil producer. While production was relatively flat due to poor weather conditions at the start of the year, a 69% increase achieved in crude palm oil prices boosted revenues and profits.





	2007	2006	Change* (%)
Revenue† (US$ billion)	12	10	23
Underlying profit attributable to shareholders# (US$ million)	711	406	76
Shareholders' funds# (US$ million)	2,863	2,479	20

*Based on the change in Indonesian rupiah, being the reporting currency of Astra.
†Including 100% of revenue from associates and joint ventures.
#Reported under Indonesian GAAP.

United Tractors, which is 58%-held, benefited from strong demand for Komatsu equipment and recorded a 54% improvement in sales. The company's contract coal mining interests overcame adverse weather and operational interruptions to achieve a 28% increase in coal extracted and a 4% increase in overburden removed. A coal mining concession in South Kalimantan was acquired in January 2007, and an effective 70% stake in a further mine in Central Kalimantan was purchased in February 2008.

Astra's information technology activities and infrastructure investments performed satisfactorily in 2007, and the group is continuing to review further infrastructure investments.

Revenue of Astra†
(US$ billion)


6
8
10
10
12
03
04
05
06
07

Motor Vehicle Sales of Astra†
(thousand units)


145
216
259
175
223
03
04
05
06
07

Motorcycle Sales of Astra†
(thousand units)


1,577
2,036
2,648
2,340
2,142
03
04
05
06
07

†Including 100% of revenue from associates and joint ventures







Further Interests

Rothschilds Continuation

The French and English branches of the Rothschild family took steps to unify their shareholdings through the listed French company Paris Orléans. In the reorganization, Rothschilds Continuation Holdings, in which Jardine Strategic holds a 20% interest, increased its stake in the French bank, Rothschild et Cie Banque.

Tata Industries

Tata Industries is an unlisted Indian investment company in which Jardine Strategic holds a 20% shareholding. Following the sale of a strategic stake in a cellular telephone operator in 2006, part of the proceeds was used to reduce debt and pay a dividend. In 2007, Tata Industries made commitments to new projects in a number of existing investee companies and identified further new investment opportunities. Tata Industries continues to review a range of new projects across a broad band of industry sectors.

Others

Edaran Otomobil Nasional, in which the Group held a 20% interest, continued to struggle in 2007 as the Malaysian motor vehicle sector remained difficult for the third consecutive year. It faced weak demand for Proton cars and, while some progress was made in reducing overheads, the National Automotive Policy introduced in 2006 made it hard to reposition the business. In August 2007, Jardine Strategic accepted an offer for its entire shareholding made by another major investor, DRB-HICOM, which gave rise to a gain of US$19 million on completion of the sale in November 2007.

Asia Commercial Bank in Vietnam continued to trade well in 2007 with excellent balance sheet and profit growth as the local economy strengthened. Jardine Strategic maintained its 7% shareholding through the conversion of convertible bonds and its full participation in a rights issue as the bank raised additional funds to grow its business.

Advantage was taken of the strong share price of The Bank of N.T. Butterfield & Son in Bermuda to sell part of the Group's interest. Some 3% was sold by Jardine Strategic during the year, producing a gain of US$46 million, and leaving a remaining shareholding of 3.8%.

Anthony Nightingale
Managing Director

7th March 2008



Over 270 participants from the mental health agencies and Jardines units joined the MINDSET's 5th anniversary celebration of the mental health charity.

The Jardine Matheson Group has always been committed to making a positive contribution to the communities and regions in which it operates.

Contributing to the Community

A wide range of philanthropic activities were undertaken by Group businesses in 2007 as individual companies responded to the needs of their local communities. The following are a few examples of such initiatives.

In Hong Kong and mainland China, Group companies focus their philanthropic activities on the area of mental health through MINDSET, a locally registered charitable organization established to spearhead the initiative. Led by the Jardine Ambassadors, young executives drawn from across various Group companies, the MINDSET programme aims to raise awareness and understanding of mental health issues and provide meaningful support for this sector.

In 2007 MINDSET recorded a number of achievements. The Health in Mind programme, now in its sixth year working alongside the Hospital Authority in Hong Kong, covered ten secondary schools and recruited more than 130 students. By empowering secondary school students as 'advocates' to promote mental health to their peers, families and teachers, the programme's aim is to promote mental wellness and reduced social stigma associated with mental illness among young people.

A job training programme offered by Group companies has provided training and employment opportunities to rehabilitated individuals, while the Jardine Ambassadors have also continued to organize patient support activities in conjunction with two specialist hospitals and other mental health organizations.

To enhance funding for MINDSET, a range of fund raising initiatives were undertaken; the most popular being the 'Walk Up Jardine House' together with the 'CENTRAL Rat Race', which was organized by Hongkong Land for the second year. In addition to the programmes mentioned above, MINDSET funded a number of projects in Hong Kong and mainland China that benefited the mentally ill, their carers and families. (www.mindset.org.hk)

In Indonesia, Astra demonstrates its care for the community by supporting the areas of education, poverty eradication and health. Astra runs community development projects in



The second CENTRAL Rat Race attracted close to 400 participants in Hong Kong's Central Business District raising more than US$286,000 for MINDSET.



Staff at Giant Malaysia load food and daily essentials for despatch to flood-affected areas in Johor in peninsular Malaysia.

waste management, public and children's health, tree planting and the distribution of food and basic needs packages. It also supports small business ventures with finance and expertise, and has helped to create nine Business Development Centres that assisted 1,560 enterprises in Java.

In Singapore, Jardine Cycle & Carriage donated passenger vehicles to voluntary welfare organizations, while in Malaysia, Dairy Farm's hypermarket banner, Giant, donated goods to flood victims in Johor in Southern Malaysia. Jardine Lloyd Thompson encourages its people to get involved in community projects; providing time off for its UK staff to participate in charitable activities and matching money raised by staff for charitable causes.

Providing Expertise

Group executives are active on external management boards and professional and advisory bodies where they provide expertise and knowledge. These activities are encouraged as they contribute to the development of the communities and the business sectors in which the Group operates.

Supporting our People

The Group supports its people with various management training and development programmes. A good example is the central recruitment of graduates who attain a Chartered Institute of Management Accountants (CIMA) qualification at the end of their first three years with the Group; an approach that brings a rare balance of management breadth and financial depth, and readies them for leadership positions. Another example is the Director Development Initiative, which provides senior executives with the opportunity to meet chief executives from some of the world's most admired companies.

Encouraging Higher Education

In 2007, the Jardine Foundation, which was established to mark the Jardine Matheson Group's 150th anniversary in 1982, celebrated its quarter century. Six


PROGRAM BANTUAN KORBAN BANJIR
SEKOLAH DASAR WILAYAH JAK - BAR & TANGERANG

Elementary school students and teachers in the West Jakarta area thank Astra for the donation of learning kits.

students from Singapore, Thailand, Hong Kong and mainland China were awarded scholarships to pursue their studies in the United Kingdom. Scholarships are available for selected colleges at Oxford and Cambridge Universities, and scholars are chosen for their academic ability, leadership qualities and community participation. Since its establishment, some 100 scholarships have been awarded to students from Bermuda, Hong Kong, mainland China, Japan, Malaysia, Singapore, Indonesia and Thailand. (www.jardine-foundation.org)

In Indonesia Astra, through Astra Toyota Foundation and other foundations, offers some 5,000 scholarships annually to students from elementary to post-graduate schools, as well as to under-privileged children living in the area where Astra's head office is located. Jardine Cycle & Carriage scholarships are presented yearly to three outstanding undergraduates from the Singapore Management University.

Accounting Policies

There has been no change in the accounting policies adopted by the Group during the course of 2007.

Disclosures in Financial Statements

A comprehensive discussion of the Group's financial risk management policies is included in note 2 to the financial statements following adoption of IFRS 7, Financial Instruments: Disclosures.

The Group has changed the geographic disclosure in the financial statements to comprise Greater China, Southeast Asia, the United Kingdom and the rest of the world in order to reflect better the geographic spread of the Group's interests.

Results

Revenue increased by 19% to US$19.4 billion. Total revenue, including 100% of revenue from associates and joint ventures, increased by 17% to US$31.6 billion.

Underlying operating profit was US$1,529 million, an increase of 54%. This reflected a significant increase in the contribution from a number of Astra's major businesses, as well as higher contributions from Dairy Farm and Mandarin Oriental, partially offset by lower investment income. The overall operating profit of US$1,781 million included a number of non-trading items, among which were gains on the disposal of a 25% interest in Mandarin Oriental, New York, a 20% interest in Edaran Otomobil Nasional and part of the Group's interest in The Bank of N.T. Butterfield & Son, and increases in the fair value of Jardine Pacific's investment properties and Astra's plantations. The equivalent figure for 2006 included profit from the disposal of the Group's vehicle leasing joint venture in the United Kingdom, The Mark hotel and shares in JPMorgan Chase, and an increase in the fair value of Jardine Pacific's investment properties.

The Group's share of underlying results of associates and joint ventures increased by 24% to US$542 million. This is attributable to higher contributions from Hongkong Land and Astra's joint ventures.

Net financing charges decreased from 2006 due to lower interest rates and lower borrowings.

The underlying effective tax rate for the year at 29% was marginally lower than 2006.

Underlying earnings per share increased 34% to US$2.03. The growth in underlying earnings was due to increased contributions from all businesses except Jardine Motors. Jardine Motors' results showed a modest decrease from 2006 which had benefited from certain property and pension gains. The overall profit attributable to shareholders for the year of US$1,828 million included the surplus on the revaluation of investment properties in Hongkong Land and Jardine Pacific, and profit from the sale of various businesses and investments, partially offset by an impairment loss on Astra's motorcycle franchise rights. Overall earnings per share were US$5.16.

Dividends

The Board is recommending a final dividend of US¢45.00 per share, giving a total dividend of US¢65.00 per share for the year payable on 14th May 2008 to those persons registered as shareholders on 20th March 2008. The dividends are payable in cash with a scrip alternative.

Cash Flow and Funding

The cash inflow from operating activities for the year was US$2,198 million. This represented an increase of US$256 million on 2006 due to higher operating profit. Capital expenditure for the year before disposals amounted to US$1,099 million. This included US$615 million for the purchase of tangible assets, mainly in Dairy Farm, Mandarin Oriental and Astra, and an investment of US$266 million in

Summarized Cash Flow

	2007 US$m	2006 US$m
Operating cash flow of subsidiary undertakings	1,893	1,565
Dividends from associates and joint ventures	305	377
Operating activities	2,198	1,942
Capital expenditure and investments	(736)	(390)
Cash flow before financing	1,462	1,552

increasing shareholdings in Group companies. During the year, the Company repurchased 0.1% of its own shares through a tender offer and market transactions at a cost of US$13 million. The sale of Mandarin Oriental's 25% interest in its New York property, part of Jardine Strategic's holding in The Bank of N.T. Butterfield & Son and a capital distribution from Edaran Otomobil Nasional followed by the sale of that investment contributed US$71 million, US$54 million and US$46 million, respectively, to Group cash flow.

At the year end, undrawn committed facilities exceeded US$1.8 billion. In addition, the Group had available liquid funds of over US$2.1 billion. Overall net borrowings, excluding those relating to Astra's financial services companies, decreased by US$759 million to US$618 million, representing 5% of total equity. Astra's financial services companies had net borrowings of US$1.3 billion. Total equity was enhanced by the surplus on the revaluation of investment properties in Hongkong Land.

The average tenor of the Group's debt at 31st December 2007 was 3.8 years *(2006: 3.4 years)*. US dollar denominated borrowings comprised 31% of the Group's total borrowings. Non-US dollar denominated borrowings are directly related to the Group's businesses in countries of the currencies concerned. As at 31st December 2007 approximately 62% of the Group's borrowings, exclusive of financial services companies, were at floating rates and the remaining 38% were covered by interest rate hedges with major creditworthy financial institutions.

Asset Valuation

The Group's share of the surplus arising from the revaluation of investment properties amounted to US$1,015 million, which has been credited to the consolidated profit and loss account. The Group's other properties were also revalued at the year end resulting in an attributable net surplus of US$33 million after tax, which was recognized in reserves.

The value of the Group's other investments was remeasured at their fair values at the year end resulting in an attributable net surplus of US$171 million, which was recognized in reserves.

The Group shareholders' funds increased by 29% to US$8.5 billion. If accounting standards did not require the Group to provide deferred tax on the revaluation surplus on leasehold investment properties in Hong Kong (where there is no capital gains tax) and allowed it to revalue hotel leasehold properties, the Group's shareholders' funds would be increased by a further 17% to US$9.9 billion.

Treasury Policy

The Group manages its exposure to financial risk using a variety of techniques and instruments. The main objectives are to limit exchange and interest rate risks and to provide a degree of certainty about costs. The investment of the Group's cash resources is managed so as to minimize risk while seeking to enhance yield. Overall, the Group's funding arrangements are designed to keep an appropriate balance between equity and debt, both short and long term, to give flexibility to develop the business.

Net Debt* and Total Equity (US$ billion)



1.8
3.9
1.6
5.4
1.9
8.9
1.4
11.1
0.6
13.7
03
04
05
06
07
Net Debt
Total Equity

*Excluding net debt of financial services companies

James Riley
Group Finance Director

7th March 2008

Henry Keswick*
CHAIRMAN

Mr. Henry Keswick joined the Group in 1961 and has been a Director of its holding company since 1967. He is chairman of Matheson & Co. and Jardine Strategic, and a director of Dairy Farm, Hongkong Land, Mandarin Oriental and Rothschilds Continuation Holdings. He is also vice chairman of the Hong Kong Association.

A.J.L. Nightingale*
MANAGING DIRECTOR

Mr. Nightingale joined the Board in 1994 and was appointed as Managing Director in 2006. He has served in a number of executive positions since joining the Group in 1969. He is chairman of Jardine Cycle & Carriage, Jardine Matheson Limited, Jardine Motors Group and Jardine Pacific; and a commissioner of Astra. He is also managing director of Dairy Farm, Hongkong Land, Jardine Strategic and Mandarin Oriental. Mr. Nightingale is chairman of the Business Facilitation Advisory Committee established by the Financial Secretary in Hong Kong, a council member of the Hong Kong Trade Development Council, a Hong Kong representative to the APEC Business Advisory Council and a member of the Greater Pearl River Delta Business Council.

Mark Greenberg*
Mr. Greenberg joined the Board as Group Strategy Director in April 2008 having first joined the Group in 2006. He had previously spent 16 years in investment banking with Dresdner Kleinwort Wasserstein in London. He is a director of Jardine Matheson Limited, Dairy Farm, Hongkong Land, Jardine Cycle & Carriage and Mandarin Oriental; and a commissioner of Astra and Bank Permata.

Jenkin Hui
Mr. Hui was appointed a Director in 2003. He is a director of Hongkong Land, Jardine Strategic, Central Development and a number of property and investment companies.

Adam Keswick*
Mr. Adam Keswick joined the Board in April 2007. He is chief executive of Jardine Pacific and of Jardine Motors. After joining the Group in 2001 from N M Rothschild & Sons, he held positions within Group Treasury and Jardine Pacific. Mr. Keswick was appointed group strategy director of Jardine Cycle & Carriage in 2003, and was group managing director from 2005 to 2007. He is also a director of Jardine Matheson Limited.

Ben Keswick*
Mr. Ben Keswick joined the Board in April 2007. He is group managing director of Jardine Cycle & Carriage. He joined the Group in 1998 and held positions in Dairy Farm and Hongkong Land before taking an MBA at INSEAD. In 2003, he was appointed finance director of Jardine Pacific, and was its chief executive officer from 2005 to 2007. Mr. Keswick is a director of Jardine Matheson Limited, Cycle & Carriage Bintang and MCL Land; and a commissioner of Astra and United Tractors.

Simon Keswick*
Mr. Simon Keswick joined the Group in 1962 and has been a Director of its holding company since 1972. He is a director of Matheson & Co., chairman of Dairy Farm, Hongkong Land and Mandarin Oriental, and a director of Jardine Lloyd Thompson and Jardine Strategic.

R.C. Kwok
Mr. Kwok was appointed a Director of the Group's holding company in 1972. He is a Chartered Accountant and joined the Group in 1964. He is a director of Jardine Matheson Limited, Dairy Farm, Hongkong Land, Jardine Strategic and Mandarin Oriental.

Lord Leach of Fairford*
Lord Leach joined the Board in 1984 after a career in banking and merchant banking. He is a director of Matheson & Co., deputy chairman of Jardine Lloyd Thompson, and a director of Dairy Farm, Hongkong Land, Jardine Strategic, Mandarin Oriental and Rothschilds Continuation Holdings.

Dr Richard Lee
Dr Lee joined the Board in 1999. Dr Lee's principal business interests are in the manufacturing of textiles and apparel in Southeast Asia, and he is the chairman of TAL Apparel. He is also a director of Hongkong Land and Mandarin Oriental.

James Riley*
Mr. Riley joined the Board as Group Finance Director in April 2007, having been Chief Financial Officer since 2005. A Chartered Accountant, he joined the Group from Kleinwort Benson in 1993. He was appointed chief financial officer of Jardine Cycle & Carriage in 1994, and in 1999 he took over responsibility for the businesses grouped under Jardine Pacific. He is a director of Jardine Matheson Limited and Dairy Farm.

Percy Weatherall
Mr. Weatherall joined the Board in 1999 and was Managing Director of the Company from 2000 to 2006. He held a number of senior positions since first joining the Group in 1976 until his retirement from executive office in 2006. He is a director of Matheson & Co., Dairy Farm, Hongkong Land, Jardine Strategic and Mandarin Oriental.

*Executive Director

Group General Counsel
Jonathan Gould

Company Secretary
C.H. Wilken

Registered Office
Jardine House, 33-35 Reid Street
Hamilton
Bermuda

Consolidated Statement of Recognized Income and Expense

for the year ended 31st December 2007

	2007 US$m	2006 US$m
Surpluses on revaluation of properties	114	120
Gains on revaluation of other investments	176	294
Actuarial gains on defined benefit pension plans	86	40
Net exchange translation differences	(87)	393
Losses on cash flow hedges	(8)	(13)
Tax on items taken directly to equity	(26)	(71)
Net income recognized directly in equity	255	763
Transfer to profit and loss on disposal of other investments	(59)	(79)
Transfer to profit and loss on realization of exchange reserves	(7)	(3)
Transfer to profit and loss in respect of cash flow hedges	2	4
Profit after tax	2,884	2,054
Total recognized income and expense for the year	3,075	2,739
Attributable to:		
Shareholders of the Company	2,063	1,681
Minority interests	1,012	1,058
	3,075	2,739

	Note	2007 US$m	2006 US$m
Equity			
Share capital	23	155	154
Share premium and capital reserves	25	25	29
Revenue and other reserves	26	9,266	7,303
Own shares held	28	(956)	(892)
Shareholders' funds		8,490	6,594
Minority interests	29	5,208	4,509
Total equity		13,698	11,103
Liabilities			
Long-term borrowings	30		
– non-financial services companies		2,037	2,159
– financial services companies		616	723
		2,653	2,882
Deferred tax liabilities	18	599	557
Pension liabilities	19	126	151
Non-current creditors	31	67	103
Non-current provisions	32	42	34
Non-current liabilities		3,487	3,727
Current creditors	31	3,375	2,850
Current borrowings	30		
– non-financial services companies		547	1,573
– financial services companies		806	954
		1,353	2,527
Current tax liabilities		230	101
Current provisions	32	68	70
		5,026	5,548
Liabilities directly associated with non-current assets classified as held for sale	22	2	–
Current liabilities		5,028	5,548
Total liabilities		8,515	9,275
Total equity and liabilities		22,213	20,378

Consolidated Balance Sheet

at 31st December 2007

	Note	2007 US$m	2006 US$m
Assets			
Intangible assets	*11*	1,883	1,825
Tangible assets	*12*	3,149	2,931
Investment properties	*13*	355	271
Plantations	*14*	515	460
Associates and joint ventures	*15*	7,964	6,476
Other investments	*16*	728	592
Non-current debtors	*17*	1,002	1,150
Deferred tax assets	*18*	114	119
Pension assets	*19*	215	174
Non-current assets		15,925	13,998
Stocks and work in progress	*20*	1,610	1,478
Current debtors	*17*	2,322	2,170
Current investments	*16*	21	2
Current tax assets		154	142
Bank balances and other liquid funds	*21*		
– non-financial services companies		1,966	2,355
– financial services companies		167	173
		2,133	2,528
		6,240	6,320
Non-current assets classified as held for sale	*22*	48	60
Current assets		6,288	6,380
Total assets		22,213	20,378

Approved by the Board of Directors

A.J.L. Nightingale
James Riley
Directors

7th March 2008

Consolidated Profit and Loss Account

for the year ended 31st December 2007

	Note	2007 Underlying business performance US$m	2007 Non-trading items US$m	2007 Total US$m	2006 Underlying business performance US$m	2006 Non-trading items US$m	2006 Total US$m
Revenue	4	19,445	–	19,445	16,281	–	16,281
Net operating costs	5	(17,916)	252	(17,664)	(15,290)	324	(14,966)
Operating profit	4	1,529	252	1,781	991	324	1,315
Financing charges		(219)	–	(219)	(234)	–	(234)
Financing income		121	–	121	104	–	104
Net financing charges	6	(98)	–	(98)	(130)	–	(130)
Share of results of associates and joint ventures	7	542	1,114	1,656	439	748	1,187
Profit before tax		1,973	1,366	3,339	1,300	1,072	2,372
Tax	8	(415)	(40)	(455)	(254)	(64)	(318)
Profit after tax		1,558	1,326	2,884	1,046	1,008	2,054
Attributable to:							
Shareholders of the Company	4 & 10	719	1,109	1,828	530	818	1,348
Minority interests		839	217	1,056	516	190	706
		1,558	1,326	2,884	1,046	1,008	2,054
				US$			US$
Earnings per share	9						
– basic				5.16			3.83
– diluted				5.03			3.75

Consolidated Cash Flow Statement
for the year ended 31st December 2007

	Note	2007 US$m	2006 US$m
Operating activities			
Operating profit		1,781	1,315
Depreciation and amortization	*33 (a)*	479	403
Other non-cash items	*33 (b)*	(51)	(140)
Decrease in working capital	*33 (c)*	77	472
Interest received		116	97
Interest and other financing charges paid		(214)	(212)
Tax paid		(295)	(370)
		1,893	1,565
Dividends from associates and joint ventures		305	377
Cash flows from operating activities		2,198	1,942
Investing activities			
Purchase of subsidiary undertakings	*33 (d)*	(184)	(55)
Purchase of associates and joint ventures	*33 (e)*	(113)	(465)
Purchase of other investments	*33 (f)*	(74)	(94)
Purchase of land use rights		(36)	(17)
Purchase of other intangible assets		(27)	(6)
Purchase of tangible assets		(615)	(642)
Purchase of investment properties		(6)	(2)
Purchase of plantations		(41)	(22)
Advance of mezzanine loans		(3)	–
Repayment of mezzanine loans		12	–
Capital distribution from associates		14	1
Sale of subsidiary undertakings	*33 (g)*	6	231
Sale of associates and joint ventures	*33 (h)*	127	100
Sale of other investments	*33 (i)*	127	480
Sale of land use rights		14	26
Sale of tangible assets		56	75
Sale of investment properties		7	–
Cash flows from investing activities		(736)	(390)
Financing activities			
Issue of shares		1	3
Repurchase of shares		(13)	–
Capital contribution from minority shareholders		5	13
Drawdown of borrowings		8,075	7,599
Repayment of borrowings		(9,512)	(8,071)
Dividends paid by the Company		(126)	(91)
Dividends paid to minority shareholders		(290)	(243)
Cash flows from financing activities		(1,860)	(790)
Effect of exchange rate changes		(11)	45
Net (decrease)/increase in cash and cash equivalents		(409)	807
Cash and cash equivalents at 1st January		2,491	1,684
Cash and cash equivalents at 31st December	*33 (j)*	2,082	2,491

1 Principal Accounting Policies

(a) Basis of preparation

The financial statements have been prepared in accordance with International Financial Reporting Standards, including International Accounting Standards and Interpretations adopted by the International Accounting Standards Board. The financial statements have been prepared under the historical cost convention except as disclosed in the accounting policies below.

In 2007, the Group adopted the following standards and interpretations to existing standards which are relevant to its operations:

IFRS 7	Financial Instruments: Disclosures
Amendment to IAS 1	Capital Disclosures
IFRIC 8	Scope of IFRS 2
IFRIC 9	Reassessment of Embedded Derivatives
IFRIC 10	Interim Financial Reporting and Impairment

IFRS 7, Financial Instruments: Disclosures introduces new disclosures relating to financial instruments. The complementary amendment to IAS 1, Presentation of Financial Statements – Capital Disclosures introduces disclosures about the level of an entity's capital and how it manages capital. These standards do not have any impact on the classification and valuation of the Group's financial instruments.

IFRIC 8, Scope of IFRS 2 requires consideration of transactions involving the issuance of equity instruments – where the identifiable consideration received is less than the fair value of the equity instruments issued – to establish whether or not they fall within the scope of IFRS 2.

IFRIC 9, Reassessment of Embedded Derivatives prohibits reassessment of any embedded derivatives contained in a contract since becoming a party to the contract unless there is a change in the terms of the host contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required.

IFRIC 10, Interim Financial Reporting and Impairment prohibits the impairment losses recognized in an interim period in respect of goodwill, investments in equity instruments and investments in financial assets carried at cost from being reversed at a subsequent balance sheet date.

There have been no changes to the accounting policies as a result of adoption of the above standards and interpretations.

The following standards and interpretations to existing standards, which are relevant to the Group's operations, were published but are not yet effective in 2007:

IFRS 3, Business Combinations (effective for annual periods beginning on or after 1st July 2009), which replaces IFRS 3 (as issued in 2004), and the related amendment to IAS 27, Consolidated and Separate Financial Statements (effective for annual periods beginning on or after 1st July 2009) provide guidance for applying the acquisition method for business combinations. The Group will apply IFRS 3 and IAS 27 (as amended in 2008) from 1st January 2010 and will revise its accounting policy on business combinations accordingly.

IFRS 8, Operating Segments (effective for annual periods beginning on or after 1st January 2009) supersedes IAS 14, Segment Reporting and requires the reporting of financial and descriptive information about an entity's reportable segments on the basis of internal reports that are regularly reviewed by its management. The Group assessed the impact of IFRS 8 and concluded that the main additional disclosures will be an analysis of the Group's revenue by products and services, and its non-current assets by geographical area. The Group will apply IFRS 8 from 1st January 2009.

IAS 1, Presentation of Financial Statements (effective for annual periods beginning on or after 1st January 2009) replaces IAS 1 (as revised in 2003 and amended in 2005) and sets overall requirements for the presentation of financial statements, guidelines for their structure and minimum requirement for their content. The Group will apply IAS 1 from 1st January 2009.

IAS 23, Borrowing Costs (effective for annual periods beginning on or after 1st January 2009) supersedes IAS 23 (as revised in 1993) and requires the capitalization of borrowing costs relating to qualifying assets. The Group will apply IAS 23 from 1st January 2009 but there will be no impact on the results of the Group, as the Group was already following a policy of capitalizing borrowing costs directly attributable to the acquisition, construction and production of a qualifying asset.

Amendments to IFRS 2, Share-based Payment – Vesting Conditions and Cancellations (effective for annual periods beginning on or after 1st January 2009) clarify the definition of vesting conditions and provide guidance on the accounting treatment of cancellations by parties other than the entity. The Group will apply the amendments to IFRS 2 from 1st January 2009, but it is not expected to have any significant impact on the results of the Group.

IFRIC 11, IFRS 2 – Group and Treasury Share Transactions (effective for annual periods beginning on or after 1st March 2007) addresses the accounting for share-based payment transactions involving two or more entities within a group. The Group will apply IFRIC 11 from 1st January 2008, but it is not expected to have any significant impact on the results of the Group.

IFRIC 12, Service Concession Arrangements (effective for annual periods beginning on or after 1st January 2008) addresses service concession arrangements that require the operator of a service concession arrangement to recognize a financial asset, an intangible asset or both, depending on the contractual terms of the arrangement. The Group will apply IFRIC 12 from 1st January 2008, but it is not expected to have any significant impact on the results of the Group.

IFRIC 13, Customer Loyalty Programmes (effective for annual periods beginning on or after 1st July 2008) addresses the accounting by entities that grant loyalty award credits to customers who buy goods or services. Specifically it explains how such entities should account for their obligation to provide free or discounted goods to customers who redeem award credits. The Group will apply IFRIC 13 from 1st January 2009, but it is not expected to have any significant impact on the results of the Group.

IFRIC 14, IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction (effective for annual periods beginning on or after 1st January 2008) provides general guidance on how to assess the limit in IAS 19 on the amount of surplus in a pension plan that can be recognized as an asset by the employer under a defined benefit plan. It also explains how the pension asset or liability may be affected when there is a statutory or contractual minimum funding requirement. The Group will apply IFRIC 14 from 1st January 2008, but it is not expected to have any significant impact on the results of the Group.

The principal operating subsidiary undertakings, associates and joint ventures have different functional currencies in line with the economic environments of the locations in which they operate. The functional currency of the Company is United States dollars. The consolidated financial statements are presented in United States dollars.

The Group's reportable segments are set out in note 4 and are described on page 4 and pages 6 to 21.

(b) Basis of consolidation

(i) The consolidated financial statements include the financial statements of the Company, its subsidiary undertakings and, on the basis set out in (ii) below, its associates and joint ventures. Subsidiary undertakings are entities over which the Group has the power to govern the financial and operating policies. The results of subsidiary undertakings, associates and joint ventures are included or excluded from their effective dates of acquisition or disposal respectively.

All material intercompany transactions, balances and unrealized surpluses and deficits on transactions between Group companies have been eliminated. The cost of and related income arising from shares held in the Company by subsidiary undertakings are eliminated from shareholders' funds and minority interests, and profit respectively.

(ii) Associates are entities, not being subsidiary undertakings or joint ventures, over which the Group exercises significant influence. Joint ventures are entities which the Group jointly controls with one or more other venturers. Associates and joint ventures are included on the equity basis of accounting.

Rothschilds Continuation has a financial year end of 31st March. The company publishes audited financial statements annually and prepares half-year unaudited financial statements. The results of Rothschilds Continuation are included in these financial statements by reference to its latest half-year and annual financial statements adjusted for the effects of significant transactions or events that occur up to the balance sheet date.

(iii) Minority interests represent the proportion of the results and net assets of subsidiary undertakings and their associates and joint ventures not attributable to the Group.

(iv) The results of entities other than subsidiary undertakings, associates and joint ventures are included to the extent of dividends received when the right to receive such dividend is established.

(c) Foreign currencies
Transactions in foreign currencies are accounted for at the exchange rates ruling at the transaction dates.

Assets and liabilities of subsidiary undertakings, associates and joint ventures, together with all other monetary assets and liabilities expressed in foreign currencies, are translated into United States dollars at the rates of exchange ruling at the year end. Results expressed in foreign currencies are translated into United States dollars at the average rates of exchange ruling during the year, which approximate the exchange rates at the dates of the transactions.

Exchange differences arising from the retranslation of the net investment in foreign subsidiary undertakings, associates and joint ventures, and of financial instruments which are designated as hedges of such investments, are taken directly to exchange reserves. On the disposal of these investments, such exchange differences are recognized in the consolidated profit and loss account as part of the profit or loss on disposal. Exchange differences on other non-current investments are dealt with in reserves as part of the gains and losses arising from changes in their fair value. All other exchange differences are dealt with in the consolidated profit and loss account.

Goodwill and fair value adjustments arising on acquisition of a foreign entity after 1st January 2003 are treated as assets and liabilities of the foreign entity and translated into United States dollars at the rate of exchange ruling at the year end.

(d) Impairment
Assets that have indefinite useful lives are not subject to amortization and are tested for impairment annually and whenever there is an indication that the assets may be impaired. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Cash-generating units to which goodwill has been allocated are tested for impairment annually and whenever there is an indication that the units may be impaired. An impairment loss is recognized for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of an asset's fair value less costs to sell and value in use. For the purpose of assessing impairment, assets are grouped at the lowest level for which there is separately identifiable cash flows.

(e) Intangible assets
(i) Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary undertaking, associate or joint venture at the effective date of acquisition, and, in respect of an increase in holding in a subsidiary undertaking, the excess of the cost of acquisition over the carrying amount of the proportion of the minority interests acquired. If the cost of acquisition is less than the fair value of the net assets acquired or the carrying amount of the proportion of the minority interests acquired, the difference is recognized directly in the consolidated profit and loss account. Goodwill on acquisitions of subsidiary undertakings is included in intangible assets. Goodwill on acquisitions of associates and joint ventures is included in investment in associates and joint ventures. Goodwill is allocated to cash-generating units for the purpose of impairment testing and is carried at cost less accumulated impairment loss.

The profit or loss on disposal of subsidiary undertakings, associates and joint ventures includes the carrying amount of goodwill relating to the entity sold.

(ii) Franchise rights, which are rights under franchise agreements, are separately identified intangible assets acquired as part of a business combination. These franchise agreements are deemed to have indefinite lives because either they do not have any term of expiry or their renewal by the Group would be probable and would not involve significant costs, taking into account the history of renewal and the relationships between the franchisee and the contracting parties. The useful lives are reviewed at each balance sheet date. Franchise rights are carried at cost less accumulated impairment loss.

(iii) Land use rights are payments to third parties to acquire long-term interests in owner-occupied property. These payments are stated at cost and are amortized over the useful life of the lease which includes the renewal period if the lease can be renewed by the Group without significant cost.

(iv) Intangible assets other than goodwill, franchise rights and land use rights are stated at cost less accumulated amortization. Amortization is calculated on the straight line basis to allocate the cost of intangible assets over their estimated useful lives.

(f) Tangible fixed assets and depreciation
Freehold land and buildings, and the building component of owner-occupied leasehold properties are stated at valuation. Independent valuations are performed every three years on an open market basis and, in the case of the building component of leasehold properties, on the basis of depreciated replacement cost. Depreciated replacement cost is used as the most reliable basis of allocating open market value to the building component. In the intervening years the Directors review the carrying values and adjustment is made where there has been a material change. Revaluation surpluses and deficits are dealt with in asset revaluation reserves except for movements on individual properties below depreciated cost which are dealt with in the consolidated profit and loss account. Grants related to tangible fixed assets are deducted in arriving at the carrying amount of the assets. Mining properties, which are contractual rights to mine and own coal reserves in specified concession areas, and other tangible fixed assets are stated at cost less amounts provided for depreciation. Cost of mining properties includes expenditure to restore and rehabilitate coal mining areas following the completion of production.

Depreciation of tangible fixed assets other than mining properties is calculated on the straight line basis to allocate the cost or valuation of each asset to its residual value over its estimated useful life. The residual values and useful lives are reviewed at each balance sheet date. The estimated useful lives are as follows:

Buildings	20 – 150 years
Surface, finishes and services of hotel properties	20 – 30 years
Leasehold improvements	period of the lease
Plant and machinery	2 – 20 years
Furniture, equipment and motor vehicles	2 – 15 years

No depreciation is provided on freehold land as it is deemed to have an indefinite life. Mining properties are depreciated using the unit of production method.

Where the carrying amount of a tangible fixed asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

The profit or loss on disposal of tangible fixed assets is recognized by reference to their carrying amount.

(g) Investment properties
Investment properties are held for long-term rental yields. Properties under operating leases which are held for long-term rental yields are classified and accounted for as investment properties. Investment properties are carried at fair value, representing estimated open market value determined annually by independent qualified valuers who have recent experience in the location and category of the investment property being valued. The market value of each property is calculated on the discounted net rental income allowing for reversionary potential. Changes in fair value are recorded in the consolidated profit and loss account.

(h) Plantations
Plantations principally comprise oil palm plantations and exclude the related land. Immature plantations include costs incurred for field preparation, planting, fertilizing and maintenance, borrowing costs incurred on loans used to finance the development, and an allocation of other attributable costs based on hectares planted. These costs approximate to their fair values. Plantations are considered mature three to four years after planting and once they are generating average annual fresh fruit bunches of four to six tons per hectare. Plantations are measured at each balance sheet date at their fair values, representing the present value of expected net cash flows from the assets in their present location and condition determined by management, less estimated point of sale costs. Changes in fair value are recorded in the consolidated profit and loss account.

(i) Investments
(i) Investments are classified by management as available for sale or held to maturity on initial recognition. Available-for-sale investments are shown at fair value. Gains and losses arising from changes in the fair value are dealt with in reserves. On the disposal of an investment or when an investment is determined to be impaired, the cumulative gain or loss previously recognized in reserves is included in the consolidated profit and loss account. Held-to-maturity investments are shown at amortized cost. Investments are classified under non-current assets unless their maturities are within twelve months after the balance sheet date.

(ii) At each balance sheet date, the Group assesses whether there is objective evidence that an investment is impaired. In the case of equity securities classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is considered as an indicator that the securities are impaired.

(iii) All purchases and sales of investments are recognized on the trade date, which is the date that the Group commits to purchase or sell the investment.

(j) Leases

Leases are classified as finance leases when the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

(i) Amount due from lessees under finance leases are recorded as receivables at the amount of the Group's net investment in the leases. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Group's net investment outstanding in respect of the leases.

(ii) Plant and machinery under finance leases are capitalized at the commencement of the lease at the lower of the fair value of the leased asset and the present value of the minimum lease payments. Lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding.

(iii) Payments made under operating leases (net of any incentives received from the lessor) are charged to the consolidated profit and loss account on a straight line basis over the period of the lease. When a lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognized as an expense in the year in which termination takes place.

(k) Stocks and work in progress

Stocks, which principally comprise goods held for resale, are stated at the lower of cost and net realizable value. Cost is determined by the first-in, first-out method. The cost of finished goods and work in progress comprises raw materials, labour and an appropriate proportion of overheads.

(l) Debtors

Consumer financing debtors and finance lease receivables are measured at amortized cost using the effective interest method. The gross amount due from customers for contract work is stated at cost plus an appropriate proportion of profit, established by reference to the percentage of completion, and after deducting progress payments and provisions for foreseeable losses. Repossessed assets of finance companies are measured at the lower of the carrying amount of the debtors in default and fair value less costs to sell. All other debtors are measured at amortized cost except where the effect of discounting would be immaterial. Provision for impairment is established when there is objective evidence that the outstanding amounts will not be collected or by reference to historical loss experience. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the debtor is impaired. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in arriving at operating profit. When a debtor is uncollectible, it is written off against the allowance account. Subsequent recoveries of amount previously written off are credited in the consolidated profit and loss account.

Debtors with maturities greater than twelve months after the balance sheet date are classified under non-current assets.

(m) Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise deposits with banks and financial institutions, bank and cash balances, and liquid investments, net of bank overdrafts. In the balance sheet, restricted bank balances and deposits are included in non-current debtors, and bank overdrafts are included in current borrowings.

Liquid investments, which are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value, are included in bank balances and other liquid funds and are stated at market value. Increases or decreases in market value are dealt with in the consolidated profit and loss account.

(n) Provisions

Provisions are recognized when the Group has present legal or constructive obligations as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligations, and a reliable estimate of the amount of the obligations can be made.

(o) Borrowings and borrowing costs
Borrowings are initially recognized at fair value, net of transaction costs incurred. In subsequent periods, borrowings are stated at amortized cost using the effective interest method.

On the issue of bonds which are convertible into ordinary shares of the issuing entity, the fair value of the liability portion is determined using a market interest rate for an equivalent non-convertible bond; this amount is included in long-term borrowings on the amortized cost basis until extinguished on conversion or maturity of the bond. The remainder of the proceeds is allocated to the conversion option which is recognized and included in shareholders' funds. On the issue of convertible bonds which are not convertible into the issuing entity's own shares, the fair value of the conversion option component is determined and included in current liabilities, and the residual amount is allocated to the carrying amount of the bond. Any conversion option component included in current liabilities is shown at fair value with changes in fair value recognized in the consolidated profit and loss account.

Borrowing costs relating to major development projects are capitalized until the asset is substantially completed. Capitalized borrowing costs are included as part of the cost of the asset. All other borrowing costs are expensed as incurred.

Borrowings are classified under non-current liabilities unless their maturities are within twelve months after the balance sheet date.

(p) Deferred tax
Deferred tax is provided, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values.

Provision for deferred tax is made on the revaluation of certain non-current assets and, in relation to acquisitions, on the difference between the fair value of the net assets acquired and their tax base. Provision for withholding tax which could arise on the remittance of retained earnings relating to subsidiary undertakings is only made where there is a current intention to remit such earnings. Deferred tax assets relating to the carry forward of unused tax losses are recognized to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilized.

(q) Employee benefits
(i) Pension obligations
The Group operates a number of defined benefit and defined contribution plans, the assets of which are held in trustee administered funds.

Pension accounting costs for defined benefit plans are assessed using the projected unit credit method. Under this method, the costs of providing pensions are charged to the consolidated profit and loss account spreading the regular cost over the service lives of employees in accordance with the advice of qualified actuaries, who carry out a full valuation of major plans every year. The pension obligations are measured as the present value of the estimated future cash outflows by reference to market yields on high quality corporate bonds which have terms to maturity approximating the terms of the related liability. Plan assets are measured at fair value. Actuarial gains and losses are recognized in full in the year in which they occur, outside the consolidated profit and loss account, in the consolidated statement of recognized income and expense.

The Group's total contributions relating to the defined contribution plans are charged to the consolidated profit and loss account in the year to which they relate.

(ii) Share-based compensation
The Company and its subsidiary undertakings and associates operate a number of employee share option schemes. The fair value of the employee services received in exchange for the grant of the options in respect of options granted after 7th November 2002 is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted. At each balance sheet date, the entity revises its estimates of the number of options that are expected to become exercisable. The impact of the revision of original estimates, if any, is recognized in the consolidated profit and loss account.

(r) Non-current assets held for sale
Non-current assets are classified as assets held for sale and stated at the lower of carrying amount and fair value less costs to sell if their carrying amount is recovered principally through a sale transaction rather than through continuing use.

(s) Derivative financial instruments

The Group only enters into derivative financial instruments in order to hedge underlying exposures. Derivative financial instruments are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognizing the resulting gain or loss is dependent on the nature of the item being hedged. The Group designates certain derivatives as either a hedge of the fair value of a recognized asset or liability (fair value hedge), or a hedge of a forecasted transaction or of the foreign currency risk on a firm commitment (cash flow hedge), or a hedge of a net investment in a foreign entity.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective, are recorded in the consolidated profit and loss account, along with any changes in the fair value of the hedged asset or liability that is attributable to the hedged risk. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, the cumulative adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortized to the consolidated profit and loss account over the residual period to maturity.

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and that are highly effective, are recognized in hedging reserves. Where the forecasted transaction or firm commitment results in the recognition of a non-financial asset or of a non-financial liability, the gains and losses previously deferred in hedging reserves are transferred from hedging reserves and included in the initial measurement of the cost of the asset or liability. Otherwise, amounts deferred in hedging reserves are transferred to the consolidated profit and loss account and classified as income or expense in the same periods during which the hedged firm commitment or forecasted transaction affects the consolidated profit and loss account. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in hedging reserves at that time remains in the hedging reserves and is recognized when the committed or forecasted transaction ultimately is recognized in the consolidated profit and loss account. When a committed or forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in hedging reserves is immediately transferred to the consolidated profit and loss account.

Certain derivative transactions, while providing effective economic hedges under the Group's risk management policies, do not qualify for hedge accounting under the specific rules in IAS 39. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the consolidated profit and loss account.

Hedges of net investments in foreign entities are accounted for on a similar basis to that used for cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in exchange reserves; the gain or loss relating to the ineffective portion is recognized immediately in the consolidated profit and loss account.

The fair value of derivatives which are designated and qualify as effective hedges are classified as non-current assets or liabilities if the remaining maturities of the hedged assets or liabilities are greater than twelve months after the balance sheet date.

(t) Insurance contracts

Insurance contracts are those contracts that transfer significant insurance risk.

Premiums on insurance contracts are recognized as revenue proportionately over the period of coverage. The portion of premium received on in-force contracts that relates to unexpired risks at the balance sheet date is reported as the unearned premium liability. Claims and loss adjustment expenses are charged to the consolidated profit and loss account as incurred based on the estimated liabilities for compensation owed to contract holders or third parties damaged by the contract holders. They include direct and indirect claims settlement costs and arise from events that have occurred up to the balance sheet date even if they have not yet been reported to the Group. The Group does not discount its liabilities for unpaid claims. Liabilities for unpaid claims are estimated using the input of assessments for individual cases reported to the Group and statistical analyses for the claims incurred but not reported.

Financial guarantee contracts under which the Group accepts significant risk from a third party by agreeing to compensate that party on the occurrence of a specified uncertain future event are accounted for in a manner similar to insurance contracts. Provisions are recognized when it is probable that the Group has obligations under such guarantees and an outflow of resources embodying economic benefits will be required to settle the obligations.

(u) Non-trading items
Non-trading items are separately identified to provide greater understanding of the Group's underlying business performance. Items classified as non-trading items include fair value gains or losses on revaluation of investment properties and plantations; gains and losses arising from the sale of businesses, investments and properties; impairment of non-depreciable intangible assets and other investments; provisions for the closure of businesses; and other credits and charges of a non-recurring nature that require inclusion in order to provide additional insight into underlying business performance.

(v) Earnings per share
Basic earnings per share are calculated on profit attributable to shareholders and on the weighted average number of shares in issue during the year. The weighted average number excludes the Company's share of the shares held by subsidiary undertakings and the shares held by the Trustee under the Senior Executive Share Incentive Schemes. For the purpose of calculating diluted earnings per share, profit attributable to shareholders is adjusted for the effects of the conversion of dilutive potential ordinary shares of subsidiary undertakings, associates or joint ventures, and the weighted average number of shares is adjusted for the number of shares which are deemed to be issued for no consideration under the Senior Executive Share Incentive Schemes based on the average share price during the year.

(w) Dividends
Dividends proposed or declared after the balance sheet date are not recognized as a liability at the balance sheet date.

Scrip dividends are accounted for as a bonus issue. The nominal amount of the ordinary shares issued as a result of election for scrip is capitalized out of the share premium account or other reserves, as appropriate.

(x) Revenue recognition
Revenue is measured at the fair value of the consideration received and receivable and represents amounts receivable for goods and services provided in the normal course of business, net of discounts and sales related taxes.

(i) Revenue from the sale of goods is recognized on the transfer of significant risks and rewards of ownership, which generally coincides with the time when the goods are delivered to customers and title has passed.

(ii) Revenue from a contract to provide services is recognized by reference to the stage of completion of the contract.

(iii) Revenue from consumer financing and financing leases is recognized over the term of the respective contracts based on a constant rate of return on the net investment.

(iv) Dividend income is recognized when the right to receive payment is established.

(y) Pre-operating costs
Pre-operating costs are expensed as they are incurred.

(z) Comparative figures
Certain comparative figures have been reclassified to conform with the current year presentation.

2 Financial Risk Management

(a) Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk (including foreign exchange risk, interest rate risk and price risk), credit risk and liquidity risk.

The Group's treasury function co-ordinates, under the directions of the Board of Jardine Matheson Limited, financial risk management policies and their implementation on a group-wide basis. The Group's treasury policies are designed to manage the financial impact of fluctuations in interest rates and foreign exchange rates and to minimise the Group's financial risks. The Group uses derivative financial instruments, principally interest rate swaps, caps and collars, and forward foreign exchange contracts and foreign currency options as appropriate for hedging transactions and managing the Group's assets and liabilities in accordance with the Group's financial risk management policies. Certain derivative transactions, while providing effective economic hedges under the Group's risk management policies, do not qualify for hedge accounting under the specific rules in IAS 39. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the consolidated profit and loss account. It is the Group's policy not to enter into derivative transactions for speculative purposes. The notional amounts and fair values of derivative financial instruments at 31st December 2007 are disclosed in note 34.

(i) Market risk

Foreign exchange risk

Entities within the Group are exposed to foreign exchange risk from future commercial transactions, net investments in foreign operations and net monetary assets and liabilities that are denominated in a currency that is not the entity's functional currency.

Group companies are required to manage their foreign exchange risk against their functional currency. To manage their foreign exchange risk arising from future commercial transactions entities in the Group use forward foreign exchange contracts and foreign currency options in a consistent manner to hedge firm and anticipated foreign exchange commitments. Forward foreign exchange contracts may also be used to hedge net investments in foreign operations where the currency concerned is anticipated to be volatile, the exposure of the Group is material and the hedging is cost effective. Foreign currency borrowings are required to be swapped into the entity's functional currency using cross-currency swaps except where the foreign currency borrowings are repaid with cash flows generated in the same foreign currency. The purpose of these hedges is to mitigate the impact of movements in foreign exchange rates on assets and liabilities and the profit and loss account of the Group.

At 31st December 2007 the Group's Indonesian rupiah functional entities had United States dollar denominated net monetary liabilities of US$211 million *(2006: US$345 million)*. At 31st December 2007, if the United States dollar had strengthened/ weakened by 10% against the Indonesian rupiah with all other variables unchanged, the Group's profit after tax would have been US$15 million *(2006: US$24 million)* lower/higher, arising from foreign exchange losses/gains taken on translation. The amount attributable to the Group after minority interests would be US$2 million *(2006: US$4 million)*. This sensitivity analysis ignores any offsetting foreign exchange factors and has been determined assuming that the change in foreign exchange rates had occurred at the balance sheet date. The stated change represents management's assessment of reasonably possible changes in foreign exchange rates over the period until the next annual balance sheet date. There are no other significant monetary balances held by Group companies at 31st December 2007 that are denominated in a non-functional currency. Currency risks as defined by IFRS 7 arise on account of monetary assets and liabilities being denominated in a currency that is not the functional currency; differences resulting from the translation of financial statements into the Group's presentation currency are not taken into consideration.

Interest rate risk

The Group is exposed to interest rate risk through the impact of rate changes on interest bearing liabilities and assets. These exposures are managed partly by using natural hedges that arise from offsetting interest rate sensitive assets and liabilities, and partly through the use of derivative financial instruments such as interest rate swaps, caps and collars. The Group monitors interest rate exposure on a monthly basis by currency and business unit, taking into consideration proposed financing and hedging arrangements. The Group's guideline is to maintain 40% to 60% of its gross borrowings, exclusive of the financial services companies, in fixed rate instruments with an average tenor of two to three years. At 31st December 2007 the Group's interest rate hedge was 38% *(2006: 46%)*, with an average tenor of 2.5 years *(2006: 2.0 years)*. The financial services companies borrow predominately at a fixed rate. The interest rate profile of the Group's borrowings after taking into account hedging transactions are set out in note 30.

Cash flow interest rate risk is the risk that changes in market interest rates will impact cash flows arising from variable rate financial instruments. Borrowings at floating rates therefore expose the Group to cash flow interest rate risk. The Group manages this risk by using forward rate agreements to a maturity of one year, and by entering into interest rate swaps, caps and collars for a maturity of up to five years. Forward rate agreements and interest rate swaps have the economic effect of converting borrowings from floating rate to fixed rate, caps provide protection against a rise in floating rates above a pre-determined rate, whilst collars combine the purchase of a cap and the sale of a floor to specify a range in which an interest rate will fluctuate.

Fair value interest rate risk is the risk that the value of a financial asset or liability and derivative financial instruments will fluctuate because of changes in market interest rates. The Group manages its fair value interest rate risk by entering into interest rate swaps which have the economic effect of converting borrowings from fixed rate to floating rate.

At 31st December 2007, if interest rates had been 100 basis points higher/lower with all other variables held constant, the Group's profit after tax would have been US$1 million *(2006: US$5 million)* higher/lower, and hedging reserves would have been US$10 million *(2006: US$12 million)* higher/lower as a result of fair value changes to cash flow hedges. The sensitivity analysis has been determined assuming that the change in interest rates had occurred at the balance sheet date and had been applied to the exposure to interest rate risk for both derivative and non-derivative financial instruments in existence at that date. The 100 basis point increase or decrease represents management's assessment of a reasonably possible change in those interest rates which have the most impact on the Group, specifically the United States, Hong Kong and Indonesian rates, over the period until the next annual balance sheet date. In the case of effective fair value hedges, changes in fair value caused by interest rate movements balance out in the profit and loss account against changes in the fair value of the hedged item. Changes in market interest rates affect the interest income or expense of non-derivative variable-interest financial instruments, the interest payments of which are not designated as hedged items of cash flow hedges against interest rate risks. As a consequence, they are included in the calculation of profit after tax sensitivities. Changes in the market interest rate of financial instruments that were designated as hedging instruments in a cash flow hedge to hedge payment fluctuations resulting from interest rate movements affect the hedging reserves and are therefore taken into consideration in the equity-related sensitivity calculations.

Price risk

The Group is exposed to equity securities price risk because of listed and unlisted equity investments which are available for sale and held by the Group at fair value. Gains and losses arising from changes in the fair value of available-for-sale investments are dealt with in reserves. The performance of the Group's listed and unlisted available-for-sale investments are monitored regularly, together with an assessment of their relevance to the Group's long term strategic plans. Details of the Group's available-for-sale investments are contained in note 16.

Available-for-sale investments are unhedged. At 31st December 2007, if the price of listed and unlisted available-for-sale equity investments had been 25% higher/lower with all other variables held constant, total equity would have been US$185 million *(2006: US$149 million)* higher/lower. The sensitivity analysis has been determined based on a reasonable expectation of possible valuation volatility over the next 12 months.

The Group is exposed to financial risks arising from changes in commodity prices, primarily crude palm oil. The Group's policy is generally not to hedge commodity price risk, although limited hedging is undertaken for strategic reasons. In such cases the Group uses forward contracts to hedge the price risk. To mitigate or hedge the price risk, Group companies may enter into a forward contract to buy the commodity at a fixed price at a future date, or a forward contract to sell the commodity at a fixed price at a future date. The Group considers the outlook for crude palm oil prices regularly in considering the need for active financial risk management.

(ii) Credit risk

The Group's credit risk is primarily attributable to deposits with banks, credit exposures to customers and derivative financial instruments with a positive fair value. The Group has credit policies in place and the exposures to these credit risks are monitored on an ongoing basis.

The Group manages its deposits with banks and financial institutions and transactions involving derivative financial instruments by monitoring credit ratings and limiting the aggregate risk to any individual counterparty. The utilization of credit limits is regularly monitored. At 31st December 2007, over 73% *(2006: 81%)* of deposits and balances with banks and financial institutions were made to institutions with credit ratings of no less than A- (Fitch). Similarly transactions involving derivative financial instruments are with banks with sound credit ratings. In developing countries it may be necessary to deposit money with banks that have a lower credit rating, however the Group only enters into derivative transactions with counterparties which have credit ratings of at least investment grade. Management does not expect any counterparty to fail to meet its obligations.

In respect of credit exposures to customers, the Group has policies in place to ensure that sales on credit without collateral are made principally to corporate companies with an appropriate credit history. The Group normally obtains collateral from consumer financing debtors towards settlement of vehicle receivables. Customers give the right to the Group to sell the repossessed collateral or take any other action to settle the outstanding receivable. Sales to other customers are made in cash or by major credit cards.

The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheet after deducting any impairment allowance. The Group's exposure to credit risk arising from debtors is set out in note 17 and totals US$3,324 million *(2006: US$3,320 million)*. The Group's exposure to credit risk arising from exposure to derivative financial instruments with a positive fair value is disclosed in note 17 as a component of other debtors and totals US$24 million *(2006: US$9 million)*. The Group's exposure to credit risk arising from deposits and balances with banks and financial institutions is set out in note 21 and totals US$2,061 million *(2006: US$2,454 million)*.

(iii) Liquidity risk
Prudent liquidity risk management includes managing the profile of debt maturities and funding sources, maintaining sufficient cash and marketable securities, and ensuring the availability of funding from an adequate amount of committed credit facilities and the ability to close out market positions. The Group's ability to fund its existing and prospective debt requirements is managed by maintaining diversified funding sources with adequate committed funding lines from high quality lenders.

At 31st December 2007, total available borrowing facilities amounted to US$6.5 billion *(2006: US$7.5 billion)* of which US$4.0 billion *(2006: US$5.4 billion)* was drawn down. Undrawn committed facilities, in the form of revolving credit and term loan facilities, totaled US$1.8 billion *(2006: US$1.6 billion)*.

An ageing analysis of the Group's financial liabilities based on the remaining period at the balance sheet to the contractual maturity dates is included in notes 30, 31 and 34.

(b) Capital management
The Group's objectives when managing capital are to safeguard the Group's ability to continue as a going concern whilst seeking to maximize benefits to shareholders and other stakeholders.

The Group actively and regularly reviews and manages its capital structure to ensure optimal capital structure and shareholder returns, taking into consideration the future capital requirements of the Group and capital efficiency, prevailing and projected profitability, projected operating cash flows, projected capital expenditures and projected strategic investment opportunities. In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, purchase Group shares, return capital to shareholders, issue new shares or sell assets to reduce debt.

The Group monitors capital on the basis of the Group's consolidated gearing ratio and consolidated interest cover. The gearing ratio is calculated as net debt divided by total equity. Net debt is calculated as total borrowings less bank balances and other liquid funds. Interest cover is calculated as underlying business performance divided by net financing charges. The ratios are monitored both inclusive and exclusive of the Group's financial services companies, which by their nature are generally more highly leveraged than the Group's other businesses. The Group does not have a defined gearing or interest cover benchmark or range.

The ratios at 31st December 2006 and 2007 are as follows:

	2007	2006
Gearing ratio exclusive of financial services companies (%)	5	12
Gearing ratio inclusive of financial services companies (%)	14	26
Interest cover exclusive of financial services companies (times)	19	10
Interest cover inclusive of financial services companies (times)	21	11

The decrease in gearing ratio at 31st December 2007 and the increase in interest cover for the year then ended as compared to 2006 are primarily due to strong cashflows generated by Group companies.

(c) Fair value estimation

The fair value of listed investments is based on quoted market prices. The quoted market price used for listed investments held by the Group is the current bid price. Unlisted investments have been valued by reference to the market prices of the underlying investments or by reference to the current market value of identical or similar investments.

The fair values of current debtors, bank balances and other liquid funds, current creditors, current borrowings, and current provisions are assumed to approximate their carrying amount due to the short-term maturities of these assets and liabilities.

The fair values of long-term borrowings are based on market prices or are estimated using the expected future payments discounted at market interest rates.

The fair value of interest rate swaps and caps is calculated by reference to the present value of the estimated future cash flows, taking into account current interest rates as observed from the market. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date.

3 Critical Accounting Estimates and Judgements

Estimates and judgements used in preparing the financial statements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant effect on the carrying amounts of assets and liabilities are discussed below.

(a) Acquisition of subsidiary undertakings, associates and joint ventures

The initial accounting on the acquisition of subsidiary undertakings, associates and joint ventures involves identifying and determining the fair values to be assigned to the identifiable assets, liabilities and contingent liabilities of the acquired entities. The fair values of franchise rights, land use rights, tangible assets, investment properties and plantations are determined by independent valuers by reference to market prices or present value of expected net cash flows from the assets. Any changes in the assumptions used and estimates made in determining the fair values, and management's ability to measure reliably the contingent liabilities of the acquired entity will impact the carrying amount of these assets and liabilities.

(b) Tangible fixed assets and depreciation

Freehold land and buildings, and the building component of owner-occupied leasehold properties are valued every three years by independent valuers. In the intervening years the Group reviews the carrying values and adjustment is made where there has been a material change. In arriving at the valuation of land and buildings, assumptions and economic estimates have to be made.

Management determines the estimated useful lives and related depreciation charges for the Group's tangible fixed assets. Management will revise the depreciation charge where useful lives are different to those previously estimated, or it will write-off or write-down technically obsolete or non-strategic assets that have been abandoned or sold.

(c) Investment properties

The fair values of investment properties are determined by independent valuers on an open market for existing-use basis calculated on the discounted net income allowing for reversionary potential.

In making the judgement, consideration has been given to assumptions that are mainly based on market conditions existing at the balance sheet date and appropriate capitalization rates. These estimates are regularly compared to actual market data and actual transactions entered into by the Group.

(d) Plantations

The fair values of plantations are determined by management based on the expected cash flows from the plantations.

Management determines the assumptions to be used including the yield per hectare based on industry standards and historical experience, a ten-year moving average crude palm oil price as the basis for deriving the price of fresh fruit bunches and the appropriate capitalization rates. These assumptions are confirmed by independent professionally qualified valuers.

(e) Impairment of assets

The Group tests annually whether goodwill and other assets that have indefinite useful lives suffered any impairment. Other assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset exceeds its recoverable amount. The recoverable amount of an asset or a cash generating unit is determined based on the higher of its fair value less costs to sell and its value in use, calculated on the basis of management's assumptions and estimates. Changing the key assumptions, including the discount rates or the growth rate assumptions in the cash flow projections, could materially affect the value-in-use calculations.

The results of the impairment reviews undertaken at 31st December 2007 on the Group's indefinite life franchise rights indicated that no impairment charge was necessary, except for an impairment charge of US$75 million (the amount attributable to the Group after minority interests is US$19 million) which arose from the motorcycle franchise rights of a joint venture due to competitive pressures faced by the motorcycle market in Indonesia *(refer note 10)*. If the forecast gross margin had been 1% lower than management's estimate, the Group would have recognized a further impairment charge of US$54 million. If the estimated pre-tax discount rate applied in the discounted cash flows for the franchise rights had been 1% higher, the Group would have recognized a further impairment charge of US$40 million.

In determining when an investment is other-than-temporarily impaired, significant judgement is required. In making this judgement, the Group evaluates, among other factors, the duration and extent to which the fair value of an investment is less than its cost; and the financial health of and near-term business outlook for the investee, including factors such as industry and sector performance, changes in technology and operational and financing cash flow.

(f) Income taxes

The Group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Recognition of deferred tax assets, which principally relate to tax losses, depends on the management's expectation of future taxable profit that will be available against which the tax losses can be utilized. The outcome of their actual utilization may be different.

As required by International Financial Reporting Standards, provision for deferred tax is made on the revaluation of investment properties held under operating leases on the basis that their values would be recovered through use rather than through sale.

(g) Pension obligations

The present value of the pension obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost/income for pensions include the expected long-term rate of return on the relevant plan assets and the discount rate. Any changes in these assumptions will impact the carrying amount of pension obligations.

The expected return on plan assets assumption is determined on a uniform basis, taking into consideration long-term historical returns, asset allocation and future estimates of long-term investment returns.

The Group determines the appropriate discount rate at the end of each year. This is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the pension obligations. In determining the appropriate discount rate, the Group considers the interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability.

Other key assumptions for pension obligations are based in part on current market conditions.

(h) Non-trading items

The Group uses underlying business performance in its internal financial reporting to distinguish between the underlying profits and non-trading items. The identification of non-trading items requires judgement by management.

4 Segmental Information

Jardine Matheson has eight principal businesses as more fully described on page 4. Accordingly, its primary segment reporting format is by business segments and its secondary segment information is reported geographically. Geographic segments are based on the location of the operations, except revenue which is based on the location of customers.

	Revenue together with revenue of associates and joint ventures		Revenue		Operating profit	
	2007 US$m	2006 US$m	**2007** US$m	2006 US$m	**2007** US$m	2006 US$m
By business:						
Jardine Pacific	**3,233**	3,280	**1,204**	1,082	**163**	142
Jardine Motors Group	**2,913**	2,442	**2,911**	2,352	**124**	133
Jardine Lloyd Thompson	**949**	898	**–**	–	**–**	–
Hongkong Land	**933**	556	**–**	–	**–**	–
Dairy Farm	**6,810**	6,010	**5,887**	5,175	**276**	233
Mandarin Oriental	**905**	731	**529**	405	**133**	122
Jardine Cycle & Carriage	**1,754**	1,595	**1,239**	1,119	**38**	55
Astra						
– automotive	**8,020**	6,461	**4,198**	3,384	**237**	131
– financial services	**1,330**	1,424	**798**	805	**173**	88
– agribusiness	**651**	411	**651**	411	**352**	159
– heavy equipment	**2,075**	1,581	**1,982**	1,500	**260**	178
– other	**238**	169	**80**	70	**11**	14
– intersegment transactions/ balances	**(36)**	(26)	**(36)**	(27)	**1**	–
	12,278	10,020	**7,673**	6,143	**1,034**	570
– goodwill	**–**	–	**–**	–	**–**	–
	12,278	10,020	**7,673**	6,143	**1,034**	570
	29,775	25,532	**19,443**	16,276	**1,768**	1,255
Corporate and other interests	**2,235**	1,856	**2**	5	**28**	60
Intersegment transactions/ balances	**(394)**	(252)	**–**	–	**(15)**	–
	31,616	27,136	**19,445**	16,281	**1,781**	1,315
By geographical location:						
Greater China	**7,913**	7,380	**4,928**	4,312	**394**	301
Southeast Asia	**18,330**	14,978	**12,129**	9,966	**1,221**	761
United Kingdom	**2,791**	2,441	**2,176**	1,808	**89**	103
Rest of the world	**741**	733	**210**	190	**64**	90
	29,775	25,532	**19,443**	16,276	**1,768**	1,255
Corporate and other interests	**2,235**	1,856	**2**	5	**28**	60
Intersegment transactions/ balances	**(394)**	(252)	**–**	–	**(15)**	–
	31,616	27,136	**19,445**	16,281	**1,781**	1,315
Operating profit					**1,781**	1,315
Results of Hongkong Land					**1,342**	856
Results of other associates and joint ventures					**314**	331
Net financing charges and tax					**(553)**	(448)
Profit after tax					**2,884**	2,054

Revenue consists primarily of the sale of goods. Rental income from investment properties amounted to US$4 million *(2006: US$3 million)*.

Revenue together with revenue of associates and joint ventures includes 100% of revenue from associates and joint ventures.

Capital expenditure comprises additions of intangible assets, tangible assets, investment properties and plantations, including those arising from acquisitions of subsidiary undertakings.

	Underlying profit attributable to shareholders		Capital expenditure		Segment assets		Segment liabilities	
	2007	2006	2007	2006	2007	2006	2007	2006
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
	115	103	21	24	800	669	(368)	(380)
	63	67	47	23	702	637	(397)	(340)
	33	28	–	–	–	–	–	–
	131	85	–	–	–	–	–	–
	161	131	240	224	1,964	1,750	(1,490)	(1,287)
	47	27	65	133	1,472	1,390	(108)	(93)
	22	16	5	14	354	364	(137)	(128)
	72	50	110	110	1,250	1,214	(387)	(341)
	39	18	32	33	2,071	2,263	(1,732)	(1,972)
	44	19	86	63	897	780	(69)	(40)
	25	15	195	221	1,379	1,264	(340)	(204)
	(2)	(4)	8	8	78	72	(22)	(20)
	–	–	–	–	(20)	(8)	20	8
	178	98	431	435	5,655	5,585	(2,530)	(2,569)
	–	–	29	14	300	281	–	–
	178	98	460	449	5,955	5,866	(2,530)	(2,569)
	750	555	838	867	11,247	10,676	(5,030)	(4,797)
	(31)	(25)	–	–	24	16	(74)	(94)
	–	–	–	–	(18)	(20)	4	7
	719	530	838	867	11,253	10,672	(5,100)	(4,884)
	353	260	137	233	2,319	2,124	(1,092)	(1,027)
	308	204	641	605	7,610	7,344	(3,532)	(3,414)
	42	47	39	18	898	811	(280)	(245)
	47	44	21	11	420	397	(126)	(111)
	750	555	838	867	11,247	10,676	(5,030)	(4,797)
	(31)	(25)	–	–	24	16	(74)	(94)
	–	–	–	–	(18)	(20)	4	7
	719	530	838	867	11,253	10,672	(5,100)	(4,884)
Segment assets and liabilities					11,253	10,672	(5,100)	(4,884)
Investment in Hongkong Land					5,642	4,239	–	–
Investment in other associates and joint ventures					2,339	2,254	–	–
Unallocated assets and liabilities					2,989	3,216	(3,415)	(4,391)
Intercompany transactions					(10)	(3)	–	–
Total assets and liabilities					22,213	20,378	(8,515)	(9,275)

Jardine Pacific includes a number of business segments. Each business segment contributes less than 10% of the Group's revenue, operating profit and segment assets.

Greater China includes Hong Kong, Macau, mainland China and Taiwan.

Unallocated assets and liabilities comprise other investments, tax assets and liabilities, cash and cash equivalents and borrowings of non-financial services companies, and the fair values of the derivatives relating to the Jardine Matheson guaranteed bonds.

5 Net Operating Costs

	2007 US$m	2006 US$m
Cost of sales	(14,845)	(12,507)
Other operating income	432	543
Selling and distribution costs	(2,227)	(2,099)
Administration expenses	(981)	(854)
Other operating expenses	(43)	(49)
	(17,664)	(14,966)
The following credits/(charges) are included in net operating costs:		
Cost of stocks and properties for sale recognized as expense	(12,995)	(10,872)
Depreciation of tangible assets	(456)	(386)
Amortization of land use rights and other intangible assets	(23)	(17)
Impairment of tangible assets	(2)	(5)
Impairment of debtors	(73)	(122)
Operating expenses arising from investment properties	(1)	(1)
Employee benefit expense		
– salaries and benefits in kind	(1,595)	(1,430)
– share options granted	(6)	(3)
– defined benefit pension plans *(refer note 19)*	(19)	(20)
– defined contribution pension plans	(40)	(32)
	(1,660)	(1,485)
Net foreign exchange (losses)/gains	(17)	54
Operating leases		
– minimum lease payments	(543)	(479)
– contingent rents	(15)	(5)
– subleases	34	26
	(524)	(458)
Interest income from mezzanine loans	2	4
Dividend and interest income from available-for-sale investments	17	47
Dividend and interest income from held-to-maturity investments	1	–
Rental income	13	12
Net operating costs included the following gains/(losses) from non-trading items:		
Increase in fair value of investment properties	88	91
Increase in fair value of plantations	35	22
Sale and closure of businesses	28	127
Sale of investments	70	80
Sale of property interests	–	10
Restructuring of businesses	(7)	(5)
Realization of exchange gains*	15	–
Discount on acquisition of businesses	5	–
Value added tax recovery in Jardine Motors Group	14	–
Other	4	(1)
	252	324

*Arising on repatriation of capital from foreign subsidiary undertakings.

6 Net Financing Charges

	2007 US$m	2006 US$m
Interest expense		
– bank loans and advances	(127)	(135)
– bonds and other loans	(81)	(94)
	(208)	(229)
Fair value gain on fair value hedges	15	–
Fair value adjustment on hedged items attributable to the hedged risk	(15)	–
	–	–
Commitment and other fees	(11)	(5)
Financing charges	(219)	(234)
Financing income	121	104
	(98)	(130)

7 Share of Results of Associates and Joint Ventures

	2007 US$m	2006 US$m
By business:		
Jardine Pacific	86	80
Jardine Motors Group	–	3
Jardine Lloyd Thompson	45	27
Hongkong Land	1,342	856
Dairy Farm	30	28
Mandarin Oriental	23	13
Jardine Cycle & Carriage	9	3
Astra	116	151
Corporate and other interests	5	26
	1,656	1,187
Share of results of associates and joint ventures included the following gains/(losses) from non-trading items:		
Increase in fair value of investment properties	1,174	752
Asset impairment	(72)	–
Sale and closure of businesses	(9)	(13)
Sale of investments	1	4
Sale of property interests	6	–
Pension curtailment	–	13
Restructuring of businesses	14	(5)
Other	–	(3)
	1,114	748

Results are shown after tax and minority interests in the associates and joint ventures.

8 Tax

	2007 US$m	2006 US$m
Current tax	**(417)**	(303)
Deferred tax	**(38)**	(15)
	(455)	(318)
Greater China	**(70)**	(59)
Southeast Asia	**(345)**	(206)
United Kingdom	**(21)**	(15)
Rest of the world	**(19)**	(38)
	(455)	(318)
Reconciliation between tax expense and tax at the applicable tax rate:		
Tax at applicable tax rate	**(426)**	(299)
Income not subject to tax	**29**	33
Expenses not deductible for tax purposes	**(43)**	(26)
Tax losses and temporary differences not recognized	**(17)**	(11)
Utilization of previously unrecognized tax losses and temporary differences	**13**	6
Recognition of previously unrecognized tax losses and temporary differences	**2**	4
Deferred tax assets written off	**(5)**	(2)
Over provision in prior years	**6**	3
Withholding tax	**(18)**	(24)
Other	**4**	(2)
	(455)	(318)

The applicable tax rate for the year was 25.3% *(2006: 25.3%)* and represents the weighted average of the rates of taxation prevailing in the territories in which the Group operates.

Share of tax of associates and joint ventures of US$339 million *(2006: US$280 million)* are included in share of results of associates and joint ventures.

9 Earnings per Share

Basic earnings per share are calculated on profit attributable to shareholders of US$1,828 million *(2006: US$1,348 million)* and on the weighted average number of 354 million *(2006: 352 million)* shares in issue during the year *(refer note 1(v))*.

Diluted earnings per share are calculated on profit attributable to shareholders of US$1,787 million *(2006: US$1,324 million)*, which is after adjusting for the effects of the conversion of dilutive potential ordinary shares of subsidiary undertakings, associates or joint ventures, and on the weighted average number of 355 million *(2006: 353 million)* shares in issue during the year *(refer note 1(v))*.

The weighted average number of shares is arrived at as follows:

	Ordinary shares in millions	
	2007	2006
Weighted average number of shares in issue	**619**	611
Shares held by the Trustee under the Senior Executive Share Incentive Schemes	**(2)**	(2)
Company's share of shares held by subsidiary undertakings	**(263)**	(257)
Weighted average number of shares for basic earnings per share calculation	**354**	352
Adjustment for shares deemed to be issued for no consideration under the Senior Executive Share Incentive Schemes	**1**	1
Weighted average number of shares for diluted earnings per share calculation	**355**	353

Additional basic and diluted earnings per share are also calculated based on underlying profit attributable to shareholders. A reconciliation of earnings is set out below:

	2007			2006		
		Basic earnings per share	**Diluted earnings per share**		Basic earnings per share	Diluted earnings per share
	US$m	**US$**	**US$**	US$m	US$	US$
Profit attributable to shareholders	**1,828**	**5.16**	**5.03**	1,348	3.83	3.75
Non-trading items *(refer note 10)*	**(1,109)**			(818)		
Underlying profit attributable to shareholders	**719**	**2.03**	**2.02**	530	1.51	1.50

10 Non-trading Items

An analysis of non-trading items after interest, tax and minority interests is set out below:

	2007 US$m	2006 US$m
Increase in fair value of investment properties		
– Hongkong Land	944	599
– other	71	72
	1,015	671
Increase in fair value of plantations	5	3
Asset impairment		
– Mandarin Oriental, Kuala Lumpur	3	–
– motorcycle franchise rights	(19)	–
– other	(2)	–
	(18)	–
Sale and closure of businesses		
– Appleyard Vehicle Contracts	–	38
– 25% interest in Mandarin Oriental, New York	10	–
– The Mark	–	21
– motor operations	–	2
– insurance broking	–	(8)
– other	2	6
	12	59
Sale of investments	55	83
Sale of property interests	5	2
Pension curtailment	–	13
Restructuring of businesses		
– SIACI in Jardine Lloyd Thompson	18	–
– other	(6)	(10)
	12	(10)
Realization of exchange gains*	11	–
Discount on acquisition of businesses	1	–
Value added tax recovery in Jardine Motors Group	10	–
Other	1	(3)
	1,109	818

*Arising on repatriation of capital from foreign subsidiary undertakings.

11 Intangible Assets

	Goodwill US$m	Franchise rights US$m	Land use rights US$m	Other US$m	Total US$m
2007					
Cost	715	234	904	14	**1,867**
Amortization and impairment	(1)	–	(40)	(1)	**(42)**
Net book value at 1st January	714	234	864	13	**1,825**
Exchange differences	(7)	(10)	(15)	(1)	**(33)**
New subsidiary undertakings	18	–	2	–	**20**
Additions	40	–	36	27	**103**
Disposals	(1)	–	(4)	–	**(5)**
Transfer to investment properties	–	–	(1)	–	**(1)**
Amortization	–	–	(18)	(5)	**(23)**
Classified as non-current assets held for sale	–	–	(3)	–	**(3)**
Net book value at 31st December	**764**	**224**	**861**	**34**	**1,883**
Cost	765	224	917	40	**1,946**
Amortization and impairment	(1)	–	(56)	(6)	**(63)**
	764	**224**	**861**	**34**	**1,883**
2006					
Cost	628	216	863	7	1,714
Amortization and impairment	(1)	–	(24)	–	(25)
Net book value at 1st January	627	216	839	7	1,689
Exchange differences	26	18	37	1	82
New subsidiary undertakings	12	–	6	–	18
Additions	49	–	17	6	72
Disposals	–	–	(14)	–	(14)
Amortization	–	–	(16)	(1)	(17)
Classified as non-current assets held for sale	–	–	(5)	–	(5)
Net book value at 31st December	714	234	864	13	1,825
Cost	715	234	904	14	1,867
Amortization and impairment	(1)	–	(40)	(1)	(42)
	714	234	864	13	1,825

11 Intangible Assets *(continued)*

	2007 US$m	2006 US$m
Goodwill allocation by business:		
Jardine Pacific	12	12
Jardine Motors Group	20	11
Dairy Farm	387	378
Mandarin Oriental	39	29
Astra	306	284
	764	714

Other intangible assets comprised trademarks, computer software and deferred acquisition costs for insurance contracts.

Additions of goodwill related to increase in attributable interests in subsidiary undertakings.

Goodwill relating to Dairy Farm is allocated to its individual cash-generating units identified by business or geographical segments. Cash flow projections for impairment reviews are based on budgets prepared on the basis of assumptions reflective of the prevailing market conditions, and are discounted appropriately. Key assumptions used for value-in-use calculations include budgeted gross margins of between 22% and 50% and growth rates of up to 5% to extrapolate cash flows, which vary across the group's business segments and geographical locations, over a five year period, and are based on management expectations for the market development; and pre-tax discount rates of between 9% and 23% applied to the cash flow projections. The discount rates used reflect business specific risks relating to the relevant industry, business life-cycle and geographical location. On the basis of these reviews, management concluded that no impairment is required.

Goodwill relating to Astra has not been allocated to its individual cash-generating units. For the purpose of impairment review, the carrying value of Astra is compared with its quoted market value. On the basis of this review and the continued expected level of profitability, management concluded that no impairment is required.

Franchise rights are rights under franchise agreements with automobile and heavy equipment manufacturers. These franchise agreements are deemed to have indefinite lives because either they do not have any term of expiry or their renewal would be probable and would not involve significant costs, taking into account the history of renewal and the relationships between the franchisee and the contracting parties. The carrying amounts of franchise rights, which comprised automotive of US$81 million and heavy equipment of US$143 million, are not amortized as such rights will contribute cash flows for an indefinite period. Management has performed an impairment review of the carrying amounts of franchise rights at 31st December 2007 and has concluded that no impairment is required. The impairment review was made by comparing the carrying amounts of the cash-generating units in which the franchise rights reside with the recoverable amounts of the cash-generating units. The recoverable amounts of the cash-generating units are determined based on value-in-use calculations. These calculations use pre-tax cash flow projections based on budgets covering a three-year period. Cash flows beyond the three-year period are extrapolated using growth rates of between 3% and 4%. Pre-tax discount rates of between 23% and 25%, reflecting business specific risks, are applied to the cash flow projections.

At 31st December 2007, the carrying amount of land use rights pledged as security for borrowings amounted to US$186 million *(2006: US$197 million) (refer note 30)*.

The amortization charges are included in net operating costs in the consolidated profit and loss account.

12 Tangible Assets

	Freehold properties US$m	Leasehold properties US$m	Leasehold improve-ments US$m	Mining properties US$m	Plant & machinery US$m	Furniture, equipment & motor vehicles US$m	Total US$m
2007							
Cost or valuation	681	964	527	–	1,140	1,021	**4,333**
Depreciation and impairment	(15)	(115)	(318)	–	(424)	(530)	**(1,402)**
Net book value at 1st January	666	849	209	–	716	491	**2,931**
Exchange differences	14	(2)	6	(1)	(17)	(3)	**(3)**
New subsidiary undertakings	–	1	–	–	2	–	**3**
Additions	20	73	78	48	229	219	**667**
Disposals	(5)	(3)	(5)	–	(14)	(23)	**(50)**
Depreciation charge	(5)	(50)	(52)	(13)	(185)	(151)	**(456)**
Impairment charge	–	–	–	–	–	(2)	**(2)**
Net revaluation surplus	71	25	–	–	–	–	**96**
Classified as non-current assets held for sale	(36)	(1)	–	–	–	–	**(37)**
Net book value at 31st December	**725**	**892**	**236**	**34**	**731**	**531**	**3,149**
Cost or valuation	744	1,054	590	47	1,286	1,143	**4,864**
Depreciation and impairment	(19)	(162)	(354)	(13)	(555)	(612)	**(1,715)**
	725	**892**	**236**	**34**	**731**	**531**	**3,149**
2006							
Cost or valuation	587	752	434	–	875	870	3,518
Depreciation and impairment	(11)	(74)	(282)	–	(304)	(443)	(1,114)
Net book value at 1st January	576	678	152	–	571	427	2,404
Exchange differences	49	46	14	–	43	29	181
New subsidiary undertakings	–	2	2	–	8	3	15
Additions	18	155	93	–	284	186	736
Disposals	(5)	(15)	(3)	–	(28)	(21)	(72)
Depreciation charge	(5)	(40)	(49)	–	(161)	(131)	(386)
Impairment charge	(2)	–	–	–	(1)	(2)	(5)
Net revaluation surplus	48	24	–	–	–	–	72
Reclassified from non-current assets held for sale	–	2	–	–	–	–	2
Classified as non-current assets held for sale	(13)	(3)	–	–	–	–	(16)
Net book value at 31st December	666	849	209	–	716	491	2,931
Cost or valuation	681	964	527	–	1,140	1,021	4,333
Depreciation and impairment	(15)	(115)	(318)	–	(424)	(530)	(1,402)
	666	849	209	–	716	491	2,931

12 Tangible Assets *(continued)*

The Group's freehold properties and the building component of leasehold properties were revalued at 31st December 2005 by independent professionally qualified valuers. Management has reviewed the carrying value at 31st December 2007 and, as a result, deficits on individual properties below depreciated cost of US$4 million *(2006: US$1 million)* have been charged to the consolidated profit and loss account and a net surplus of US$100 million *(2006: US$73 million)* has been taken directly to asset revaluation reserves. The amounts attributable to the Group, after tax and minority interests, are US$2 million and US$45 million respectively. In 2006, an impairment loss of US$2 million was charged to the consolidated profit and loss account.

Freehold properties include a hotel property of US$148 million *(2006: US$111 million)*, which is stated net of a grant of US$30 million *(2006: US$31 million)*.

Net book value of plant and machinery acquired under finance leases amounted to US$153 million *(2006: US$170 million)*.

At 31st December 2007, the carrying amount of tangible assets pledged as security for borrowings amounted to US$1,330 million *(2006: US$1,244 million)* *(refer note 30)*.

If the freehold properties and the building component of leasehold properties had been included in the financial statements at cost less depreciation, the carrying value would have been US$1,330 million *(2006: US$1,294 million)*.

13 Investment Properties

	Freehold properties US$m	Leasehold properties US$m	Total US$m
2007			
At 1st January	4	267	**271**
Exchange differences	–	(3)	**(3)**
Additions	–	4	**4**
Disposals	–	(2)	**(2)**
Transfer from land use rights	–	1	**1**
Net revaluation surplus	–	88	**88**
Classified as non-current assets held for sale	(4)	–	**(4)**
At 31st December	–	355	**355**
2006			
At 1st January	4	175	179
Exchange differences	–	1	1
Additions	–	4	4
Net revaluation surplus	–	89	89
Classified as non-current assets held for sale	–	(2)	(2)
At 31st December	4	267	271

At 31st December 2007, the carrying amount of investment properties pledged as security for borrowings amounted to US$12 million *(2006: US$10 million)* *(refer note 30)*.

14 Plantations

The Group's plantation assets are primarily for the production of palm oil which, after refining, is sold as crude palm oil.

	2007 US$m	2006 US$m
Movement in fair value of plantations for the year:		
At 1st January	460	383
Exchange differences	(21)	33
Additions	41	22
Net increase in fair value	35	22
At 31st December	515	460
Immature plantations	67	36
Mature plantations	448	424
	515	460

During the year, 3 million *(2006: 3 million)* tons of produce were harvested from the plantations with a fair value at the point of harvest less point of sale costs of US$407 million *(2006: US$246 million)*.

The major assumptions used in the valuation of the 179,489 *(2006: 157,841)* hectares of plantation at 31st December are as follows:

	2007	2006
Fresh fruit bunch price per ton (US$)	81 – 93	80 – 87
Fresh fruit bunch price inflation (%)	3	3
Annual cost inflation (%)	8	10
Discount rate (%)	15	16

At 31st December 2007, none of the plantations were pledged as security for borrowings. At 31st December 2006, the carrying amount of plantations pledged as security for borrowings amounted to US$54 million *(refer note 30)*.

15 Associates and Joint Ventures

	2007 US$m	2006 US$m
Listed associates		
– Hongkong Land	5,532	4,195
– Jardine Lloyd Thompson	156	115
– The Oriental Hotel (Thailand)	76	69
– other	35	29
	5,799	4,408
Unlisted associates	591	528
	6,390	4,936
Listed joint venture – Bank Permata	228	230
Unlisted joint ventures	1,177	1,200
	1,405	1,430
Share of attributable net assets	7,795	6,366
Intercompany transactions	(10)	(3)
Goodwill on acquisition	179	113
	7,964	6,476
By business:		
Jardine Pacific	238	224
Jardine Motors Group	2	1
Jardine Lloyd Thompson	159	118
Hongkong Land	5,642	4,239
Dairy Farm	123	116
Mandarin Oriental	211	196
Jardine Cycle & Carriage	35	64
Astra	1,305	1,305
Corporate and other interests	259	216
Intercompany transactions	(10)	(3)
	7,964	6,476
Market value of listed associates	5,920	4,852
Market value of listed joint venture	326	332

15 Associates and Joint Ventures *(continued)*

The Group's share of assets, liabilities, capital commitments, contingent liabilities and results of associates and joint ventures are summarized below:

	2007 US$m	2006 US$m
Associates		
Total assets	13,296	11,187
Total liabilities	(6,774)	(6,104)
Total equity	6,522	5,083
Attributable to minority interests	(132)	(147)
Attributable net assets	6,390	4,936
Revenue	2,406	1,888
Profit after tax	1,485	964
Capital commitments	901	773
Contingent liabilities	35	39
Joint ventures		
Non-current assets	1,337	1,552
Current assets	2,942	2,792
Non-current liabilities	(411)	(427)
Current liabilities	(2,455)	(2,480)
Total equity	1,413	1,437
Attributable to minority interests	(8)	(7)
Attributable net assets	1,405	1,430
Revenue	3,849	3,717
Profit after tax	192	232
Capital commitments	89	48
Contingent liabilities	30	164

15 Associates and Joint Ventures *(continued)*

	2007 US$m	2006 US$m
Movements of share of attributable net assets for the year:		
At 1st January	6,366	5,021
Revaluation of properties		
– net revaluation surplus	13	47
– deferred tax	(8)	(17)
Revaluation of other investments		
– fair value (loss)/gain	(15)	32
– deferred tax	8	(6)
– transfer to profit and loss on disposals	(1)	(2)
Defined benefit pension plans		
– actuarial gain	42	5
– deferred tax	(8)	–
Net exchange translation differences		
– amount arising in year	8	138
Cash flow hedges		
– fair value loss	–	(5)
– deferred tax	1	(1)
– transfer to profit and loss	2	4
Share of results after tax and minority interests	1,656	1,187
Dividends received	(305)	(377)
Share of employee share options granted	5	6
Acquisitions and change in attributable interest	100	409
Disposals	(61)	(60)
Classified as non-current assets held for sale	(7)	(14)
Other	(1)	(1)
At 31st December	7,795	6,366
Movements of goodwill on acquisition for the year:		
Net book value at 1st January	113	45
Net exchange translation differences	(2)	1
Additions	68	67
Net book value at 31st December	179	113

16 Other Investments

	2007 US$m	2006 US$m
Available-for-sale financial assets		
Listed securities		
– Asia Commercial Bank	197	77
– Edaran Otomobil Nasional	–	26
– Schindler Holdings	72	69
– The Bank of N.T. Butterfield & Son	62	113
– other	97	67
	428	352
Unlisted securities	311	242
	739	594
Held-to-maturity financial assets		
Listed securities	10	–
	749	594
Non-current	728	592
Current	21	2
	749	594
Analysis by geographical area of operation:		
Greater China	36	33
Southeast Asia	572	374
United Kingdom	1	1
Rest of the world	140	186
	749	594
Movements for the year:		
At 1st January	594	682
Exchange differences	(2)	5
Additions	82	92
Disposals and capital repayments	(116)	(447)
Net revaluation surplus	191	262
At 31st December	749	594

17 Debtors

	2007 US$m	2006 US$m
Consumer financing debtors		
– gross	1,659	1,959
– provision for impairment	(95)	(97)
	1,564	1,862
Financing lease receivables		
– net investment	176	73
– provision for impairment	(4)	(1)
	172	72
Trade debtors		
– third parties	986	853
– associates and joint ventures	39	32
	1,025	885
– provision for impairment	(48)	(77)
	977	808
Other debtors		
– third parties	589	553
– associates and joint ventures	25	29
	614	582
– provision for impairment	(3)	(4)
	611	578
	3,324	3,320
Non-current	1,002	1,150
Current	2,322	2,170
	3,324	3,320
Analysis by geographical area of operation:		
Greater China	298	283
Southeast Asia	2,876	2,898
United Kingdom	80	72
Rest of the world	70	67
	3,324	3,320
Fair value:		
Consumer financing debtors	1,496	1,945
Financing lease receivables	161	65
Trade debtors	977	808
Other debtors	604	560
	3,238	3,378

17 Debtors *(continued)*

Consumer financing debtors

The consumer financing debtors relate primarily to Astra's motor vehicle and motorcycle financing. Before accepting any new customer, the Group assesses the potential customer's credit quality and sets credit limits by customer using internal grading systems. The Group obtains collateral in the form of motor vehicles and motorcycles from consumer financing debtors who give the Group the right to sell the repossessed collateral or take any other action to settle the outstanding debt.

The average loan period is 36 months for motor vehicles and 32 months for motorcycles. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payment are considered indicators that the debtor is impaired. An allowance for impairment is made based on the estimated irrecoverable amount by reference to past default experience. Assets are repossessed if monthly instalments are overdue for 30 days for motor vehicles and 60 days for motorcycles. Management has considered the balances against which collective impairment provision is made as impaired.

Financing lease receivables

An analysis of financing lease receivables is set out below:

	2007 US$m	2006 US$m
Lease receivables	207	89
Guaranteed residual value	57	26
Security deposits	(57)	(26)
Gross investment	207	89
Unearned lease income	(31)	(16)
Net investment	176	73

The due dates of investment in financing leases at 31st December are as follows:

	2007		2006	
	Gross investment US$m	Net investment US$m	Gross investment US$m	Net investment US$m
Within one year	103	83	45	35
Between one and two years	73	65	31	26
Between two and five years	31	28	13	12
	207	176	89	73

17 Debtors *(continued)*

Trade debtors

The average credit period on sale of goods and services varies among Group businesses and is not more than 60 days. Before accepting any new customer, individual Group business assesses the potential customer's credit quality and sets credit limits by customer using internal credit scoring systems. These limits and scoring are reviewed periodically.

An allowance for impairment of trade debtors is made based on the estimated irrecoverable amount determined by reference to past default experience and where there are indicators that the debtor is impaired. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payment are considered indicators that the debtor is impaired.

At 31st December 2007, trade debtors of US$55 million *(2006: US$87 million)* were impaired. The amount of the provision was US$48 million *(2006: US$77 million)*. It was assessed that a portion of the debtors is expected to be recovered. The ageing analysis of these trade debtors is as follows:

	2007 US$m	2006 US$m
Below 30 days	6	10
Between 31 and 60 days	3	7
Between 61 and 90 days	3	2
Over 90 days	43	68
	55	87

At 31st December 2007, trade debtors of US$311 million *(2006: US$236 million)* were past due but not impaired. The ageing analysis of these trade debtors is as follows:

	2007 US$m	2006 US$m
Below 30 days	199	147
Between 31 and 60 days	67	48
Between 61 and 90 days	24	20
Over 90 days	21	21
	311	236

The risk of trade debtors that are neither past due nor impaired at 31st December 2007 becoming impaired is low as most of the balances have been settled subsequent to the year end.

17 Debtors *(continued)*

Other debtors

Other debtors are further analyzed as follows:

	2007 US$m	2006 US$m
Prepayments	217	192
Rental and other deposits	118	110
Mezzanine loans	4	16
Derivatives financial instruments	24	9
Restricted bank balances and deposits *(refer note 21)*	6	6
Loans to employees	24	24
Other amounts due from associates and joint ventures	23	27
Repossessed assets of finance companies	21	43
Reinsurers' share of estimated losses on insurance contracts	22	16
Other	152	135
	611	578

Movements on the provision for impairment are as follows:

	Consumer financing debtors		Financing lease receivables		Trade debtors		Other debtors	
	2007 US$m	2006 US$m	2007 US$m	2006 US$m	2007 US$m	2006 US$m	2007 US$m	2006 US$m
At 1st January	(97)	(105)	(1)	(1)	(77)	(42)	(4)	(7)
Exchange differences	4	(9)	-	-	-	(4)	1	-
Subsidiary undertakings disposed of	-	-	-	-	-	1	-	-
Additional provisions	(88)	(88)	(3)	-	(10)	(36)	-	(1)
Unused amounts reversed	13	-	-	-	15	2	-	1
Amounts written off	73	105	-	-	24	2	-	3
At 31st December	(95)	(97)	(4)	(1)	(48)	(77)	(3)	(4)

The mezzanine loans balance at 31st December 2006 included a US$12 million loan provided in respect of the Boston hotel project in Mandarin Oriental. The loan, which bore interest at 13% per annum, was repaid during the year.

Restricted bank balances and deposits comprise cash and time deposits which are either restricted for interest payments or placed as margin deposits for letter of credit facilities obtained by certain subsidiary undertakings and guarantee deposits to third parties.

Repossessed assets of finance companies represent collateral obtained from customers towards settlement of automobile and motorcycle receivables which are in default. The fair value of the collateral held amounted to US$21 million *(2006: US$43 million)*. The finance company is given the right by the customers to sell the repossessed collateral. Any excess of proceeds from the sale over the outstanding receivables is refunded to the customer.

The fair values are estimated using the expected future receipts discounted at market rates ranging from 13% to 34% *(2006: 15% to 32%)* per annum.

At 31st December 2007, the carrying amount of consumer financing debtors, financing lease receivables and trade debtors pledged as security for borrowings amounted to US$618 million, US$98 million and US$5 million *(2006: US$431 million, US$25 million and US$11 million)* respectively *(refer note 30)*.

18 Deferred Tax Assets/(Liabilities)

	Accelerated tax depreciation US$m	Asset revaluation US$m	Losses US$m	Pension plans US$m	Provisions and other temporary differences US$m	Total US$m
2007						
At 1st January	(80)	(480)	20	(1)	103	**(438)**
Exchange differences	(1)	12	–	–	(3)	**8**
Charged to consolidated profit and loss account	(7)	(23)	1	(2)	(8)	**(39)**
Charged to equity	–	(10)	–	(9)	–	**(19)**
Classified as non-current assets held for sale	–	3	–	–	–	**3**
At 31st December	**(88)**	**(498)**	**21**	**(12)**	**92**	**(485)**
Deferred tax assets	3	(3)	15	15	84	**114**
Deferred tax liabilities	(91)	(495)	6	(27)	8	**(599)**
	(88)	**(498)**	**21**	**(12)**	**92**	**(485)**
2006						
At 1st January	(76)	(394)	18	8	88	(356)
Exchange differences	(2)	(25)	1	5	1	(20)
New subsidiary undertakings	–	(1)	–	–	–	(1)
Subsidiary undertakings disposed of	(1)	2	–	–	–	1
Charged to consolidated profit and loss account	(1)	(23)	1	(8)	14	(17)
Charged to equity	–	(41)	–	(6)	–	(47)
Classified as non-current assets held for sale	–	2	–	–	–	2
At 31st December	(80)	(480)	20	(1)	103	(438)
Deferred tax assets	6	(8)	13	21	87	119
Deferred tax liabilities	(86)	(472)	7	(22)	16	(557)
	(80)	(480)	20	(1)	103	(438)

Deferred tax balances predominantly comprise non-current items. Deferred tax assets and liabilities are netted when the taxes relate to the same taxation authority and where offsetting is allowed.

Deferred tax assets of US$87 million *(2006: US$87 million)* arising from unused tax losses of US$337 million *(2006: US$336 million)* have not been recognized in the financial statements. Included in the unused tax losses, US$260 million have no expiry date and the balance will expire at various dates up to and including 2014.

Deferred tax liabilities of US$111 million *(2006: US$84 million)* on temporary differences associated with investments in subsidiary undertakings of US$1,123 million *(2006: US$840 million)* have not been recognized as there is no current intention of remitting the retained earnings to the holding companies.

19 Pension Plans

The Group has a number of defined benefit pension plans, covering all the main territories in which it operates with the major plans relating to employees in Hong Kong, Indonesia and the United Kingdom. Most of the pension plans are final salary defined benefit plans and are either funded or unfunded. The assets of the funded plans are held independently of the Group's assets in separate trustee administered funds. The Group's major plans are valued by independent actuaries annually using the projected unit credit method.

The principal actuarial assumptions used for accounting purposes at 31st December are as follows:

	2007 Weighted average %	2006 Weighted average %
Discount rate applied to pension obligations	6.0	5.6
Expected return on plan assets	7.4	6.5
Future salary increases	5.2	5.1

The expected return on plan assets is determined on the basis of long-term average returns on global equities of 7% to 10% per annum and global bonds of 3.5% to 9% per annum, and the long-term benchmark allocation of assets between equities and bonds in each plan.

The amounts recognized in the consolidated balance sheet are as follows:

	2007 US$m	2006 US$m
Fair value of plan assets	1,018	913
Present value of funded obligations	(880)	(851)
	138	62
Present value of unfunded obligations	(69)	(60)
Unrecognized past service cost	20	21
Net pension assets	89	23
Analysis of net pension assets:		
Pension assets	215	174
Pension liabilities	(126)	(151)
	89	23

19 Pension Plans *(continued)*

	2007 US$m	2006 US$m
Movements in the fair value of plan assets:		
At 1st January	913	764
Exchange differences	4	42
Expected return on plan assets	67	49
Actuarial gains	35	56
Contributions from sponsoring companies	37	52
Contributions from plan members	4	4
Benefits paid	(42)	(42)
Curtailment and settlement	–	(30)
Transfer from other plans	–	18
At 31st December	1,018	913
Movements in the present value of obligations:		
At 1st January	(911)	(809)
Exchange differences	(2)	(62)
New subsidiary undertakings	(1)	(1)
Subsidiary undertakings disposed of	–	1
Current service cost	(34)	(32)
Interest cost	(50)	(45)
Gain on curtailment and settlement	–	1
Past service cost	(1)	9
Contributions from plan members	(4)	(4)
Actuarial gains/(losses)	9	(21)
Benefits paid	42	42
Curtailment and settlement	–	30
Settlement of unfunded obligations	4	3
Transfer from other plans	(1)	(23)
At 31st December	(949)	(911)

19 Pension Plans *(continued)*

The analysis of the fair value of plan assets at 31st December is as follows:

	2007 US$m	2006 US$m
Equity instruments	640	612
Debt instruments	292	256
Other assets	86	45
	1,018	913

The five year history of experience adjustments is as follows:

	2007 US$m	2006 US$m	2005 US$m	2004 US$m	2003 US$m
Fair value of plan assets	1,018	913	764	677	592
Present value of obligations	(949)	(911)	(809)	(694)	(634)
Surplus/(deficit)	69	2	(45)	(17)	(42)
Experience adjustments on plan assets	34	54	50	35	73
Percentage of plan assets (%)	*3*	*6*	*7*	*5*	*12*
Experience adjustments on plan obligations	8	(2)	(2)	(6)	(4)
Percentage of plan obligations (%)	*1*	–	–	*1*	*1*

The estimated amount of contributions expected to be paid to the plans in 2008 is US$42 million.

The amounts recognized in the consolidated profit and loss account are as follows:

	2007 US$m	2006 US$m
Current service cost	34	32
Interest cost	50	45
Expected return on plan assets	(67)	(49)
Gain on curtailment and settlement	–	(1)
Past service cost	2	(7)
	19	20
Actual return on plan assets in the year	102	105

The above amounts are included in net operating costs.

20 Stocks and Work in Progress

	2007 US$m	2006 US$m
Finished goods	1,470	1,370
Work in progress	14	13
Raw materials	44	24
Spare parts	39	33
Others	43	38
	1,610	1,478

At 31st December 2007, the carrying amount of stocks and work in progress pledged as security for borrowings amounted to US$6 million *(2006: US$9 million) (refer note 30)*.

21 Bank Balances and Other Liquid Funds

	2007 US$m	2006 US$m
Deposits with banks and financial institutions	1,604	2,017
Bank balances	463	443
Cash balances	72	74
	2,139	2,534
Less restricted bank balances and deposits *(refer note 17)*	(6)	(6)
	2,133	2,528
Analysis by geographical area of operation:		
Greater China	185	187
Southeast Asia	787	642
United Kingdom	29	17
Rest of the world	1,132	1,682
	2,133	2,528

The weighted average interest rate on deposits with banks and financial institutions is 4.7% *(2006: 4.9%)* per annum.

22 Non-current Assets Classified as Held for Sale

The major classes of assets and liabilities classified as held for sale are set out below:

	2007 US$m	2006 US$m
Tangible assets	39	4
Investment properties	2	2
Associates and joint ventures	7	14
Non-current debtors	–	31
Current assets	–	9
Total assets	48	60
Deferred tax liabilities	2	–
Total liabilities	2	–

At 31st December 2007, the non-current assets classified as held for sale include Dairy Farm's interest in a retail property in Malaysia with a carrying value of US$33 million and its 50% interest in a joint venture in Korea with a carrying value of US$7 million. The sale of the property is expected to be completed in 2008 at an amount not materially different from the carrying value. The sale of the joint venture interest was completed in February 2008 and resulted in a profit before tax of approximately US$14 million.

At 31st December 2006, the non-current assets classified as held for sale principally related to Mandarin Oriental's 25% interest in Mandarin Oriental, New York of US$14 million and its mezzanine loan to the hotel of US$40 million. The sale was completed in March 2007 resulting in a profit before tax of US$25 million, which was included in other operating income.

23 Share Capital

	2007 US$m	2006 US$m
Authorized:		
1,000,000,000 shares of US¢25 each	250	250

	Ordinary shares in millions 2007	Ordinary shares in millions 2006	2007 US$m	2006 US$m
Issued and fully paid:				
At 1st January	617	608	154	151
Scrip issued in lieu of dividends	5	9	1	3
Repurchased and cancelled	(1)	–	–	–
At 31st December	621	617	155	154
Outstanding under employee share option schemes	(2)	(2)	–	–
	619	615	155	154

During the year, the Company repurchased 514,548 ordinary shares and 3,000 options through a tender offer and from the stock market at a total cost of US$13.2 million which was dealt with by charging US$0.1 million to share capital and US$13.1 million to share premium.

24 Senior Executive Share Incentive Schemes

The Senior Executive Share Incentive Schemes were set up in order to provide selected executives with options to purchase ordinary shares in the Company.

The exercise price of the granted options is based on the average market price for the five trading days immediately preceding the date of grant of the options. Options are vested in tranches over a period of up to five years and are exercisable for up to ten years following the date of grant. Prior to the adoption of the 2005 Plan on 5th May 2005, ordinary shares were issued on the date of grant of the options to the Trustee of the Schemes, Clare Investment and Trustee Company Limited, a wholly-owned subsidiary undertaking, which holds the ordinary shares until the options are exercised. Under the 2005 Plan, ordinary shares may be issued upon exercise of the options.

The shares issued under the Schemes held on trust by the wholly-owned subsidiary undertaking are, for presentation purposes, netted off the Company's share capital in the consolidated balance sheet *(refer note 23)* and the premium attached to them is netted off the share premium account *(refer note 25)*.

Movements for the year:

	2007		2006	
	Weighted average exercise price US$	Options in millions	Weighted average exercise price US$	Options in millions
At 1st January	**9.1**	**2.1**	8.0	2.5
Granted	**21.7**	**0.7**	18.2	0.1
Exercised	**5.1**	**(0.3)**	5.4	(0.5)
At 31st December	**12.7**	**2.5**	9.1	2.1

The average share price during the year was US$25.3 *(2006: US$18.6)* per share.

Outstanding at 31st December:

Expiry date	Exercise price US$	Options in millions 2007	2006
2007	7.7	**–**	0.1
2008	4.5	**–**	–
2009	3.2	**0.1**	0.1
2010	3.7 – 5.0	**0.3**	0.4
2011	5.8 – 6.4	**0.2**	0.2
2012	5.8	**0.1**	0.1
2013	5.8	**0.2**	0.3
2014	9.8	**0.5**	0.5
2015	18.2 – 18.4	**0.3**	0.3
2016	18.2	**0.1**	0.1
2017	21.7	**0.7**	–
Unallocated	6.4 – 18.2	**–**	–
Total outstanding		**2.5**	2.1
of which exercisable		**1.3**	1.3

24 Senior Executive Share Incentive Schemes *(continued)*

The fair value of options granted during the year, determined using the Trinomial valuation model, was US$3 million *(2006: US$1 million)*. The significant inputs into the model, based on the weighted average number of options issued, were share price of US$20.5 *(2006: US$18.2)* at the grant dates, exercise price shown above, expected volatility based on the last three years of 23.7% *(2006: 26.4%)*, dividend yield of 2.5% *(2006: 2.5%)*, option life disclosed above, and annual risk-free interest rate of 4.5% *(2006: 5.1%)*. Options are assumed to be exercised at the end of the seventh year following the date of grant.

25 Share Premium and Capital Reserves

	Share premium US$m	Capital reserves US$m	Total US$m
2007			
At 1st January	28	17	45
Capitalization arising on scrip issued in lieu of dividends	(1)	–	(1)
Repurchase of shares *(refer note 23)*	(13)	–	(13)
Employee share option schemes			
– value of employee services	–	9	9
Transfer	1	(1)	–
At 31st December	15	25	40
Outstanding under employee share option schemes	(15)	–	(15)
	–	25	25
2006			
At 1st January	31	9	40
Capitalization arising on scrip issued in lieu of dividends	(3)	–	(3)
Employee share option schemes			
– value of employee services	–	8	8
At 31st December	28	17	45
Outstanding under employee share option schemes	(16)	–	(16)
	12	17	29

Capital reserves represent the value of employee services under the Group's employee share option schemes of which US$3.7 million *(2006: US$2.4 million)* relate to the Company's Senior Executive Share Incentive Schemes.

26 Revenue and Other Reserves

	Revenue reserves US$m	Asset revaluation reserves US$m	Hedging reserves US$m	Exchange reserves US$m	Total US$m
2007					
At 1st January	7,014	282	(2)	9	7,303
Revaluation of properties					
– net revaluation surplus	–	51	–	–	51
– deferred tax	–	(18)	–	–	(18)
Revaluation of other investments					
– fair value gain	152	–	–	–	152
– deferred tax	19	–	–	–	19
– transfer to profit and loss on disposals	(45)	–	–	–	(45)
Defined benefit pension plans					
– actuarial gain	78	–	–	–	78
– deferred tax	(16)	–	–	–	(16)
Net exchange translation differences					
– amount arising in year	–	–	–	24	24
– transfer to profit and loss	–	–	–	(9)	(9)
Cash flow hedges					
– fair value loss	–	–	(4)	–	(4)
– deferred tax	–	–	2	–	2
– transfer to profit and loss	–	–	1	–	1
Profit attributable to shareholders	1,828	–	–	–	1,828
Dividends *(refer note 27)*	(212)	–	–	–	(212)
Scrip issued in lieu of dividends *(refer note 27)*	112	–	–	–	112
Transfer	2	(2)	–	–	–
At 31st December	8,932	313	(3)	24	9,266
of which:					
Company	921	–	–	–	921
Associates and joint ventures	3,743	38	4	93	3,878

26 Revenue and Other Reserves *(continued)*

	Revenue reserves US$m	Asset revaluation reserves US$m	Hedging reserves US$m	Exchange reserves US$m	Total US$m
2006					
At 1st January	5,473	249	4	(119)	5,607
Revaluation of properties					
– net revaluation surplus	–	54	–	–	54
– deferred tax	–	(17)	–	–	(17)
Revaluation of other investments					
– fair value gain	234	–	–	–	234
– deferred tax	(18)	–	–	–	(18)
– transfer to profit and loss on disposals	(79)	–	–	–	(79)
Defined benefit pension plans					
– actuarial gain	45	–	–	–	45
– deferred tax	(8)	–	–	–	(8)
Net exchange translation differences					
– amount arising in year	–	–	–	132	132
– transfer to profit and loss	–	–	–	(4)	(4)
Cash flow hedges					
– fair value loss	–	–	(7)	–	(7)
– deferred tax	–	–	(2)	–	(2)
– transfer to profit and loss	–	–	3	–	3
Profit attributable to shareholders	1,348	–	–	–	1,348
Dividends *(refer note 27)*	(160)	–	–	–	(160)
Scrip issued in lieu of dividends *(refer note 27)*	175	–	–	–	175
Transfer	4	(4)	–	–	–
At 31st December	7,014	282	(2)	9	7,303
of which:					
Company	392	–	–	–	392
Associates and joint ventures	2,564	36	1	50	2,651

Revenue reserves include unrealized net surplus on revaluation of available-for-sale investments of US$406 million *(2006: US$280 million)* and actuarial loss on defined benefit pension plans of US$31 million *(2006: US$93 million)*.

Asset revaluation reserves are non-distributable in certain territories in which the Group operates.

27 Dividends

	2007 US$m	2006 US$m
Final dividend in respect of 2006 of US¢40.00 *(2005: US¢35.65)* per share	246	216
Interim dividend in respect of 2007 of US¢20.00 *(2006: US¢10.00)* per share	123	61
	369	277
Company's share of dividends paid on the shares held by subsidiary undertakings	(157)	(117)
	212	160
Shareholders elected to receive scrip in respect of the following:		
Final dividend in respect of previous year	78	144
Interim dividend in respect of current year	34	31
	112	175

A final dividend in respect of 2007 of US¢45.00 *(2006: US¢40.00)* per share amounting to a total of US$279 million *(2006: US$246 million)* is proposed by the Board. The dividend proposed will not be accounted for until it has been approved at the Annual General Meeting. The net amount after deducting the Company's share of the dividends payable on the shares held by subsidiary undertakings of US$120 million *(2006: US$104 million)* will be accounted for as an appropriation of revenue reserves in the year ending 31st December 2008.

28 Own Shares Held

Own shares held of US$956 million *(2006: US$892 million)* represent the Company's share of the cost of 330 million *(2006: 327 million)* ordinary shares in the Company held by subsidiary undertakings and are deducted in arriving at shareholders' funds.

29 Minority Interests

	2007 US$m	2006 US$m
By business:		
Hongkong Land	1,069	852
Dairy Farm	124	160
Mandarin Oriental	474	412
Jardine Cycle & Carriage	119	69
Astra	3,314	3,019
Jardine Strategic	320	211
Other	17	14
	5,437	4,737
Less own shares held attributable to minority interests	(229)	(228)
	5,208	4,509
Movements for the year:		
At 1st January	4,509	3,876
Revaluation of properties		
– net revaluation surplus	63	66
– deferred tax	(22)	(20)
Revaluation of other investments		
– fair value gain	24	60
– deferred tax	8	(9)
– transfer to profit and loss on disposals	(14)	–
Defined benefit pension plans		
– actuarial gain/(loss)	8	(5)
– deferred tax	(1)	3
Net exchange translation differences		
– amount arising in year	(111)	261
– transfer to profit and loss	2	1
Cash flow hedges		
– fair value loss	(4)	(6)
– deferred tax	2	–
– transfer to profit and loss	1	1
Employee share option schemes	1	1
Subsidiary undertakings disposed of	–	(170)
Attributable profits less dividends	823	508
Capital contribution and change in attributable interests	(81)	(58)
At 31st December	5,208	4,509

30 Borrowings

	2007		2006	
	Carrying amount US$m	Fair value US$m	Carrying amount US$m	Fair value US$m
Current				
– bank overdrafts	57	57	43	43
– other bank advances	388	388	610	610
– other advances	–	–	6	6
	445	445	659	659
Current portion of long-term borrowings				
– bank loans	505	505	978	978
– bonds	186	186	766	771
– finance lease liabilities	65	65	54	54
– other loans	152	152	70	70
	908	908	1,868	1,873
	1,353	1,353	2,527	2,532
Long-term borrowings				
– bank loans	1,959	1,965	2,099	2,141
– bonds	515	518	500	521
– finance lease liabilities	38	38	77	77
– other loans	141	149	206	207
	2,653	2,670	2,882	2,946
	4,006	4,023	5,409	5,478

The fair values are based on market prices or are estimated using the expected future payments discounted at market interest rates ranging from 1.5% to 10% *(2006: 4.1% to 11.8%)* per annum. The fair value of current borrowings approximates their carrying amount, as the impact of discounting is not significant.

	2007 US$m	2006 US$m
Secured	2,103	2,265
Unsecured	1,903	3,144
	4,006	5,409

Secured borrowings at 31st December 2007 included Mandarin Oriental's bank borrowings of US$650 million *(2006: US$574 million)* which were secured against its tangible fixed assets, Astra's bonds of US$388 million *(2006: US$429 million)* which were secured against its various assets as described below and bank borrowings of US$1,061 million *(2006: US$717 million)* which were secured against its various assets. Secured borrowings at 31st December 2006 also included Jardine Matheson's guaranteed bonds of US$540 million.

30 Borrowings *(continued)*

The borrowings are further summarized as follows:

	Fixed rate borrowings				
	Weighted average interest rates	Weighted average period outstanding		Floating rate borrowings	Total
Currency:	%	Years	US$m	US$m	US$m
2007					
Euro	5.8	0.7	15	–	**15**
Chinese renminbi	6.2	0.1	1	17	**18**
Hong Kong dollar	4.3	1.6	324	406	**730**
Indonesian rupiah	12.2	1.1	867	418	**1,285**
Japanese yen	3.1	2.6	21	46	**67**
Malaysian ringgit	4.6	1.3	106	162	**268**
New Taiwan dollar	2.9	1.9	30	44	**74**
Singapore dollar	3.2	1.2	17	76	**93**
Swiss franc	4.4	24.8	2	19	**21**
Thailand baht	4.3	–	–	2	**2**
United Kingdom sterling	6.6	6.7	43	164	**207**
United States dollar	7.4	2.3	365	861	**1,226**
			1,791	**2,215**	**4,006**
2006					
Euro	5.8	1.7	14	–	14
Chinese renminbi	5.0	0.8	1	39	40
Hong Kong dollar	4.4	2.1	282	439	721
Indonesian rupiah	12.7	1.1	1,469	344	1,813
Japanese yen	1.4	–	–	39	39
Malaysian ringgit	4.9	1.8	99	106	205
New Taiwan dollar	2.5	2.4	22	39	61
Singapore dollar	4.1	1.0	23	298	321
Swiss franc	3.7	25.0	2	21	23
Thailand baht	5.6	–	–	4	4
United Kingdom sterling	6.2	–	–	116	116
United States dollar	6.9	2.3	907	1,145	2,052
			2,819	2,590	5,409

The weighted average interest rates and period of fixed rate borrowings are stated after taking into account hedging transactions.

30 Borrowings *(continued)*

The remaining contractual maturities of the borrowings, including the contractual interest payments, are analyzed as follows:

	2007 US$m	2006 US$m
Within one year	**1,610**	2,921
Between one and two years	**623**	1,156
Between two and three years	**922**	595
Between three and four years	**718**	1,036
Between four and five years	**198**	677
Beyond five years	**663**	56
	4,734	6,441

The finance lease liabilities are as follows:

	Minimum lease payments		Present value of finance lease liabilities	
	2007 US$m	2006 US$m	**2007** US$m	2006 US$m
Within one year	**71**	63	**65**	54
Between one and five years	**40**	84	**38**	77
	111	147	**103**	131
Future finance charges on finance leases	**(8)**	(16)		
Present value of finance lease liabilities	**103**	131		
Current			**65**	54
Non-current			**38**	77
			103	131

30 Borrowings *(continued)*

An analysis of the carrying amount of the bonds at 31st December is as follows:

	2007		2006	
	Current US$m	Non-current US$m	Current US$m	Non-current US$m
Jardine Matheson guaranteed bonds	–	–	540	–
Jardine Strategic guaranteed bonds	–	313	–	297
Astra Sedaya Finance III bonds	–	–	5	–
Astra Sedaya Finance IV bonds	4	–	20	4
Astra Sedaya Finance V bonds	17	–	46	18
Astra Sedaya Finance VI bonds	24	12	40	38
Astra Sedaya Finance VII bonds	20	19	15	42
Astra Sedaya Finance VIII bonds	28	69	–	–
Federal International Finance II bonds	–	–	8	–
Federal International Finance III bonds	–	–	22	–
Federal International Finance IV bonds	–	–	19	–
Federal International Finance V bonds	32	–	26	33
Federal International Finance VI bonds	10	31	20	43
Federal International Finance VII bonds	29	71	–	–
Serasi Autoraya bonds	10	–	5	12
Astra Graphia I bonds	12	–	–	13
	186	515	766	500

The Jardine Matheson guaranteed bonds with nominal value of US$550 million and bearing interest at 4.75% per annum were issued by a wholly-owned subsidiary undertaking and were guaranteed by the Company. The bonds were exchangeable, at the option of the holders, into shares of common stock of JPMorgan Chase on the basis of 15.83 shares for each US$1,000 principal amount of the bonds from 6th September 2001 until 30th August 2007. The bonds matured on 6th September 2007.

The Jardine Strategic guaranteed bonds with nominal value of US$300 million and bearing interest at 6.375% per annum were issued by a wholly-owned subsidiary undertaking of Jardine Strategic and are guaranteed by Jardine Strategic. The bonds will mature on 8th November 2011.

The Astra Sedaya Finance IV, V, VI, VII and VIII bonds, with nominal values of Rp38 billion, Rp200 billion, Rp370 billion, Rp425 billion and Rp1,000 billion, and bearing interest at 12.88%, 11.25%, 10.38% to 11%, 13.63% to 14.2% and 9% to 10.35% per annum respectively were issued by a partly-owned subsidiary undertaking of Astra and are collateralized by fiduciary guarantee over consumer financing debtors of the subsidiary undertaking amounting to 60% of the total principal of the bonds *(refer note 17)*. The bonds will mature in 2008, 2008, from 2008 to 2010, from 2008 to 2009 and from 2008 to 2011 respectively.

The Federal International Finance V, VI and VII bonds, with nominal values of Rp300 billion, Rp400 billion and Rp1,000 billion, and bearing interest at 10.75%, 14.5% to 14.75% and 9.75% to 10.75% per annum respectively were issued by a wholly-owned subsidiary undertaking of Astra and are collateralized by fiduciary guarantee over consumer financing debtors of the subsidiary undertaking up to 80% of the total principal of the bonds *(refer note 17)*. The bonds will mature in 2008, 2009 and 2011 respectively.

The Serasi Autoraya bonds with nominal value of Rp124 billion and bearing interest at 13.88% per annum were issued by a wholly-owned subsidiary undertaking of Astra and are collateralized by fiduciary guarantee over transport equipment of the subsidiary undertaking *(refer note 12)*. The bonds will mature in 2008.

The Astra Graphia I bonds with nominal value of Rp150 billion and bearing interest at 13.38% per annum were issued by a partly-owned subsidiary undertaking of Astra and are collateralized by specific collateral equal to 75% of nominal value in the form of land use rights, buildings, trade debtors and stocks of the subsidiary undertaking *(refer notes 11, 12, 17 and 20)*. The bonds will mature in 2008.

31 Creditors

	2007 US$m	2006 US$m
Trade creditors		
– third parties	1,876	1,604
– associates and joint ventures	131	122
	2,007	1,726
Accruals	943	799
Other amounts due to associates and joint ventures	4	2
Deposits accepted	171	106
Deferred warranty income	14	16
Gross estimated losses and unearned premiums on insurance contracts	182	155
Financial liability on puttable instrument	42	45
Factoring liabilities	2	15
Other creditors	67	67
	3,432	2,931
Derivative financial instruments	10	22
	3,442	2,953
Non-current	67	103
Current	3,375	2,850
	3,442	2,953
Analysis by geographical area of operation:		
Greater China	1,064	983
Southeast Asia	1,986	1,623
United Kingdom	256	203
Rest of the world	136	144
	3,442	2,953

The remaining contractual maturities of creditors, excluding derivative financial instruments, are analyzed as follows:

	2007 US$m	2006 US$m
Within one year	3,371	2,835
Between one and two years	50	73
Between two and three years	5	19
Beyond three years	6	7
	3,432	2,934

The financial liability on puttable instrument represents the present value of the expected payment under a put option to acquire an additional 25.5% interest in PT Hero Supermarket in Dairy Farm.

The factoring liabilities relate to consumer financing debtors of an equivalent amount which are sold with recourse and continued to be recognized as debtors. The maturity of these liabilities corresponds with the related consumer financing debtors and is not more than five years *(2006: five years)*. The liabilities bear interest at rates ranging from 10.20% to 18.25% *(2006: 10.20% to 18.25%)* per annum.

The fair values of creditors approximate their carrying amounts.

32 Provisions

	Motor vehicle warranties US$m	Closure cost provisions US$m	Obligations under onerous leases US$m	Reinstatement and restoration costs US$m	Statutory employee entitlements US$m	Others US$m	Total US$m
2007							
At 1st January	22	15	8	18	22	19	**104**
Exchange differences	1	–	–	–	(1)	–	–
Additional provisions	4	7	2	8	5	4	**30**
Unused amounts reversed	–	–	–	(1)	(4)	(2)	**(7)**
Utilized	(6)	(7)	(2)	(2)	–	–	**(17)**
At 31st December	**21**	**15**	**8**	**23**	**22**	**21**	**110**
Non-current	–	1	2	20	19	–	**42**
Current	21	14	6	3	3	21	**68**
	21	**15**	**8**	**23**	**22**	**21**	**110**
2006							
At 1st January	19	12	7	8	12	20	78
Exchange differences	2	1	1	–	1	–	5
Additional provisions	7	8	1	11	9	7	43
Unused amounts reversed	–	(1)	–	–	–	(4)	(5)
Utilized	(6)	(5)	(1)	(1)	–	(4)	(17)
At 31st December	22	15	8	18	22	19	104
Non-current	–	–	4	14	16	–	34
Current	22	15	4	4	6	19	70
	22	15	8	18	22	19	104

	2007 US$m	2006 US$m
Analysis by geographical area of operation:		
Greater China	**27**	29
Southeast Asia	**63**	54
United Kingdom	**10**	10
Rest of the world	**10**	11
	110	104

Motor vehicle warranties are estimated liabilities that fall due under the warranty terms offered on sale of new and used vehicles beyond that which is reimbursed by the manufacturers.

Closure cost provisions are established when legal or constructive obligations arise on closure or disposal of businesses.

Provisions are made for obligations under onerous operating leases when the properties are not used by the Group and the net costs of exiting from the leases exceed the economic benefits expected to be received.

Other provisions principally comprise provisions in respect of indemnities on disposal of businesses and legal claims.

33 Notes to Consolidated Cash Flow Statement

(a) Depreciation and amortization	2007 US$m	2006 US$m
By business:		
Jardine Pacific	15	15
Jardine Motors Group	14	11
Dairy Farm	124	111
Mandarin Oriental	39	29
Jardine Cycle & Carriage	9	7
Astra		
– automotive	89	79
– financial services	13	11
– agribusiness	19	16
– heavy equipment	149	116
– other	8	8
	278	230
	479	403

33 Notes to Consolidated Cash Flow Statement *(continued)*

(b) Other non-cash items	2007 US$m	2006 US$m
By nature:		
Profit on sale of subsidiary undertakings	(1)	(88)
Profit on sale of associates and joint ventures	(29)	(45)
Profit on sale of other investments	(69)	(80)
Profit on sale of land use rights	(7)	(12)
Profit on sale of tangible assets	(10)	(16)
Loss on sale of repossessed assets	73	104
Increase in fair value of investment properties	(88)	(91)
Increase in fair value of plantations	(35)	(22)
Revaluation of properties	4	1
Impairment of tangible assets	2	5
Impairment of debtors	73	122
Recognition of unrealized profit on disposal of an associate	–	(1)
Write down of stocks and work in progress	6	5
Change in provisions	10	21
Net foreign exchange losses/(gains)	20	(41)
Discount on acquisition of businesses	(5)	–
Options granted under employee share option schemes	6	3
Scrip dividend from other investments	(1)	(3)
Other	–	(2)
	(51)	(140)
By business:		
Jardine Pacific	(106)	(87)
Jardine Motors Group	(9)	(48)
Dairy Farm	10	10
Mandarin Oriental	(29)	(76)
Jardine Cycle & Carriage	25	(25)
Astra		
– automotive	(7)	(11)
– financial services	160	199
– agribusiness	(32)	(22)
– heavy equipment	(8)	(4)
– other	(1)	(7)
	112	155
Corporate and other interests	(54)	(69)
	(51)	(140)

33 Notes to Consolidated Cash Flow Statement *(continued)*

(c) Decrease in working capital	2007 US$m	2006 US$m
Increase in properties for sale	–	(29)
(Increase)/decrease in stocks and work in progress	(111)	115
(Increase)/decrease in debtors	(224)	418
Increase in creditors	438	9
Decrease in pension obligations	(26)	(41)
	77	472

(d) Purchase of subsidiary undertakings	2007 Book value US$m	2007 Fair value adjustments US$m	2007 Fair value US$m	2006 Fair value US$m
Intangible assets	–	2	2	6
Tangible assets	3	–	3	15
Non-current debtors	1	–	1	–
Current assets	31	–	31	18
Deferred tax liabilities	–	–	–	(1)
Pension liabilities	(1)	–	(1)	(1)
Other non-current liabilities	(1)	–	(1)	–
Current liabilities	(21)	–	(21)	(9)
Minority interests	1	–	1	–
Net assets acquired	13	2	15	28
Goodwill			13	12
Total consideration			28	40
Adjustment for deferred consideration and carrying value of associates and joint ventures			(4)	(7)
Cash and cash equivalents of subsidiary undertakings acquired			(2)	–
Net cash outflow			22	33
Purchase of shares in Jardine Strategic			138	–
Purchase of shares in Jardine Cycle & Carriage			24	22
			184	55

Net cash outflow in 2007 of US$22 million included US$19 million for Jardine Motors Group's acquisition of dealerships in the United Kingdom. Net cash outflow in 2006 of US$33 million included US$6 million for Jardine Motors Group's acquisition of dealerships in the United Kingdom, and US$17 million for Dairy Farm's store acquisitions in Malaysia and Vietnam.

Revenue and operating profit since acquisition in respect of subsidiary undertakings acquired during the year amounted to US$263 million and US$6 million respectively. If the acquisitions had occurred on 1st January 2007, Group revenue and operating profit would have been US$19,493 million and US$1,784 million respectively.

(e) Purchase of associates and joint ventures in 2007 included Jardine Strategic's increased interest in Hongkong Land of US$104 million. Purchase of associates and joint ventures in 2006 included US$26 million, US$26 million, US$19 million and US$98 million for Astra's interest in Toyota Astra Financial Services, PT PAM Lyonnaise Jaya, Astra Daihatsu Motor and an additional 12.95% interest in Bank Permata respectively, and Jardine Strategic's increased interest in Hongkong Land of US$289 million.

33 Notes to Consolidated Cash Flow Statement *(continued)*

(f) Purchase of other investments included US$61 million *(2006: US$80 million)* for Astra's purchase of securities.

(g) Sale of subsidiary undertakings	2007 US$m	2006 US$m
Intangible assets	1	12
Tangible assets	1	94
Investment properties	–	24
Associates and joint ventures	–	35
Non-current debtors	–	1
Deferred tax assets	–	1
Current assets	4	626
Long-term borrowings	–	(100)
Deferred tax liabilities	–	(2)
Current liabilities	(1)	(207)
Net assets	5	484
Adjustment for minority interests	–	(262)
Net assets disposed of	5	222
Cumulative exchange translation differences	–	(8)
Profit on disposal	1	88
Sale proceeds	6	302
Adjustment for deferred consideration	–	1
Adjustment for carrying value of associates and joint ventures	–	(14)
Cash and cash equivalents of subsidiary undertakings disposed of	–	(58)
Net cash inflow	6	231

Sale proceeds in 2006 of US$302 million included US$99 million from Mandarin Oriental's sale of its interest in The Mark, New York, US$28 million from Astra's partial sale of its interest in Aisin and US$163 million from Jardine Strategic's sale of its interest in MCL Land.

The revenue and operating profit in respect of subsidiary undertakings disposed of during the year amounted to US$37 million and US$3 million respectively.

(h) Sale of associates and joint ventures in 2007 included US$22 million from Jardine Pacific's sale of its 50% interest in Colliers Halifax, US$71 million from Mandarin Oriental's sale of its 25% interest in Mandarin Oriental, New York, and US$12 million and US$15 million from Jardine Cycle & Carriage's sale of its interests in Ampang Investments and UMF respectively. Sale of associates and joint ventures in 2006 included US$72 million from Jardine Motors Group's sale of its interest in Appleyard Vehicle Contracts.

(i) Sale of other investments in 2007 included US$54 million from Jardine Strategic's partial disposal of its interest in The Bank of N.T. Butterfield & Son, US$11 million from disposal of shares in CNAC and US$46 million from a capital distribution from Edaran Otomobil Nasional followed by sale of that investment. Sale of other investments in 2006 included US$31 million from Jardine Pacific's sale of its interest in BALtrans, US$27 million from Astra's sale of securities and US$407 million from sale of the Group's interest in JPMorgan Chase.

(j) Analysis of balances of cash and cash equivalents	2007 US$m	2006 US$m
Bank balances and other liquid funds including restricted balances *(refer note 21)*	2,139	2,534
Bank overdrafts *(refer note 30)*	(57)	(43)
	2,082	2,491

34 Derivative Financial Instruments

The fair values of derivative financial instruments at 31st December are as follows:

	2007 Positive fair value US$m	2007 Negative fair value US$m	2006 Positive fair value US$m	2006 Negative fair value US$m
Designated as cash flow hedges				
– forward foreign exchange contracts and foreign currency options	2	1	–	3
– interest rate swaps and caps	–	6	5	2
	2	7	5	5
Designated as fair value hedges				
– interest rate swaps	15	–	–	–
– call options	–	–	1	–
	15	–	1	–
Designated as net investment hedges				
– forward foreign exchange contracts	–	–	3	3
Not qualifying as hedges				
– forward foreign exchange contracts	–	–	–	1
– cross currency swaps	7	3	–	13
	7	3	–	14

The remaining contractual maturities of derivative financial instruments, based on their undiscounted cash outflows, are analyzed as follows:

	Within one year US$m	Between one and two years US$m	Between two and five years US$m	Beyond five years US$m
2007				
Net settled				
– interest rate swaps and caps	2	2	2	1
Gross settled				
– forward foreign exchange contracts	167	–	–	–
– cross currency swaps	50	110	233	–
	219	112	235	1
2006				
Net settled				
– interest rate swaps	1	–	1	–
Gross settled				
– forward foreign exchange contracts	990	1	–	–
– cross currency swaps	18	56	113	–
	1,009	57	114	–

34 Derivative Financial Instruments *(continued)*

Forward foreign exchange contracts

The contract amounts of the outstanding forward foreign exchange contracts at 31st December 2007 were US$167 million *(2006: US$991 million)*.

Foreign currency options and collars

No foreign currency options and collars were outstanding at 31st December 2007. The notional principal amounts of the outstanding foreign currency options and collars at 31st December 2006 were US$21 million.

Interest rate swaps and caps

The notional principal amounts of the outstanding interest rate swap and cap contracts at 31st December 2007 were US$1,227 million *(2006: US$871 million)*.

At 31st December 2007, the fixed interest rates relating to interest rate swaps vary from 1.9% to 11.5% *(2006: 1.3% to 5%)* per annum.

The fair values of interest rate swaps are based on the estimated cash flows discounted at market rates ranging from 1.4% to 8.6% *(2006: 1.7% to 5.5%)* per annum.

Cross currency swaps

The contract amounts of the outstanding cross currency swap contracts at 31st December 2007 were US$333 million *(2006: US$135 million)*.

Call options

The notional principal amounts of the JPMorgan Chase call option contracts at 31st December 2006 were US$550 million and all contracts expired on 30th August 2007.

35 Commitments

	2007 US$m	2006 US$m
Capital commitments:		
Authorized not contracted	170	117
Contracted not provided	93	85
	263	202
Operating lease commitments:		
Total commitments under operating leases		
– due within one year	470	430
– due between one and two years	340	298
– due between two and three years	215	184
– due between three and four years	128	114
– due between four and five years	95	89
– due beyond five years	774	659
	2,022	1,774

Total future sublease payments receivable relating to the above operating leases amounted to US$50 million *(2006: US$33 million)*.

In addition, the Group has operating lease commitments with rentals determined in relation to sales. It is not possible to quantify accurately future rentals payable under such leases.

36 Contingent Liabilities

Various Group companies are involved in litigation arising in the ordinary course of their respective businesses. Having reviewed outstanding claims and taking into account legal advice received, the Directors are of the opinion that adequate provisions have been made in the financial statements.

37 Related Party Transactions

In the normal course of business the Group undertakes a variety of transactions with certain of its associates and joint ventures. The more significant of such transactions are described below.

The Group purchases motor vehicles and spare parts from Astra's associates and joint ventures in Indonesia including Toyota-Astra Motor, Astra Honda Motor and Astra Daihatsu Motor, and Jardine Cycle & Carriage's automotive associates and joint ventures in Singapore. Total cost of motor vehicles and spare parts purchased from associates and joint ventures in 2007 amounted to US$2,916 million *(2006: US$2,314 million)*. The Group also sells motor vehicles and spare parts to Astra's associates and joint ventures in Indonesia including Astra Honda Motor and Astra Daihatsu Motor, Jardine Cycle & Carriage's automotive associates and joint ventures in Singapore, and Jardine Motors Group's vehicle leasing associate in the United Kingdom prior to its disposal. Total revenue from sale of motor vehicles and spare parts to associates and joint ventures in 2007 amounted to US$331 million *(2006: US$351 million)*.

The Group uses Jardine Lloyd Thompson to place certain of its insurance. Brokerage fees and commissions, net of rebates, paid by the Group in 2007 to Jardine Lloyd Thompson were US$7 million *(2006: US$4 million)*.

The Group rents property from Hongkong Land. The gross rentals paid by the Group in 2007 to Hongkong Land were US$8 million *(2006: US$6 million)*. The Group provides property maintenance and other services to Hongkong Land in 2007 in aggregate amounting to US$15 million *(2006: US$15 million)*.

The Group provides hotel management services to Hongkong Land. Management fee received by the Group in 2007 from Hongkong Land amounted to US$1 million *(2006: US$1 million)*.

The Group manages seven associate and joint venture hotels. Management fee received by the Group in 2007 from these managed hotels amounted to US$16 million *(2006: US$17 million)*.

Bank Permata provides banking services to the Group. The Group's deposits with Bank Permata at 31st December 2007 amounted to US$125 million *(2006: US$138 million)*.

The Group engages Gammon Construction Limited ('Gammon') as contractor for certain of the Group's hotel renovation projects. Management fee paid by the Group in 2006 to Gammon amounted to US$4 million.

In June 2007, Jardine Pacific disposed of its 50% interest in Colliers Halifax to Hongkong Land for US$22 million resulting in a profit attributable to shareholders of US$9 million.

In October 2007, Jardine Cycle & Carriage disposed of its 40% interest in Ampang Investments, an investment holding company whose principal investment is the Concorde Hotel in Kuala Lumpur, to Hongkong Land for US$12 million.

In January 2006, Jardine Strategic disposed of its 40.9% interest in MCL Land that it received through a dividend in specie by Jardine Cycle & Carriage to Hongkong Land for US$163 million.

Amounts of outstanding balances with associates and joint ventures are included in debtors and creditors, as appropriate *(refer notes 17 and 31)*.

Details of Directors' remuneration (being the key management personnel compensation) are shown on page 96 under the heading of Directors' Appointment, Retirement, Remuneration and Service Contracts.

38 Post Balance Sheet Events

In February 2008, Dairy Farm disposed of its 50% interest in a joint venture in Korea which resulted in a profit before tax of approximately US$14 million.

In February 2008, United Tractors, a 58%-held subsidiary undertaking of Astra, acquired a 70% interest in a company which holds coal mining rights in Central Kalimantan, Indonesia for US$116 million.

39 Summarized Balance Sheet of the Company

Included below is certain summarized balance sheet information of the Company disclosed in accordance with Bermuda law.

	2007 US$m	2006 US$m
Subsidiary undertakings	1,103	583
Share capital *(refer note 23)*	155	154
Share premium and capital reserves *(refer note 25)*	19	31
Revenue and other reserves *(refer note 26)*	921	392
Shareholders' funds	1,095	577
Current liabilities	8	6
Total equity and liabilities	1,103	583

Subsidiary undertakings are shown at cost less amounts provided.

40 Principal Subsidiary Undertakings and Associates

The principal subsidiary undertakings and associates of the Group at 31st December 2007 are set out below.

	Country of incorporation	Particulars of issued capital			Attributable interests 2007 %	Attributable interests 2006 %	Nature of business
Dairy Farm International Holdings Ltd	Bermuda	USD	74,832,811	ordinary	63	62	Supermarkets, hypermarkets, health and beauty stores, convenience stores, home furnishings stores and restaurants
Hongkong Land Holdings Ltd*	Bermuda	USD	229,522,629	ordinary	38	37	Property development & investment, leasing & management
Jardine Cycle & Carriage Ltd	Singapore	SGD	349,260,506	ordinary	52	51	A 50.1% interest in PT Astra International Tbk and motor trading
Jardine Lloyd Thompson Group plc*	England	GBP	10,667,548	ordinary	31	31	Insurance broking
Jardine Matheson Ltd	Bermuda	USD	12,000	ordinary	100	100	Group management
Jardine Motors Group Holdings Ltd	Bermuda	USD	8,947,702	ordinary	100	100	Motor trading
Jardine Pacific Holdings Ltd	Bermuda	USD	62,500,000	ordinary	100	100	Transport services, engineering & construction, restaurants, property and IT services
Jardine Strategic Holdings Ltd	Bermuda	USD	54,124,881	ordinary	81	80	Holding
Mandarin Oriental International Ltd	Bermuda	USD	49,538,937	ordinary	60	59	Hotel management & ownership
Matheson & Co., Ltd	England	GBP	20,000,000	ordinary	100	100	Holding and management
PT Astra International Tbk	Indonesia	IDRm	2,024,178	ordinary	26	25	Automotive, financial services, agribusiness and heavy equipment
Rothschilds Continuation Holdings AG*	Switzerland	CHF	60,975,765	ordinary	17	17	Financial services including investment banking

*Associates. All other companies are subsidiary undertakings.

Attributable interests represent the proportional holdings of the Company, held directly or through its subsidiary undertakings, in the issued share capitals of the respective companies, after the deduction of any shares held by the trustees of the employee share option schemes of any such company and any shares in any such company owned by its wholly-owned subsidiary undertakings.

The financial statements of Hongkong Land and Jardine Lloyd Thompson can be accessed through the internet at the companies' respective websites.

Independent Auditor's Report

To the members of Jardine Matheson Holdings Limited

We have audited the accompanying consolidated financial statements of Jardine Matheson Holdings Limited and its subsidiaries (the 'Group') which comprise the consolidated balance sheet as of 31st December 2007 and the consolidated profit and loss account, consolidated statement of recognized income and expense and consolidated cash flow statement for the year then ended and a summary of significant accounting policies and other explanatory notes.

Directors' Responsibility for the Financial Statements

The Company's Directors are responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards and with the requirements of Section 90 of the Bermuda Companies Act. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Group as of 31st December 2007, and of its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards and with the requirements of the Bermuda Companies Act.

Other Matters

This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 90 of the Bermuda Companies Act and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

PricewaterhouseCoopers LLP
London
United Kingdom

7th March 2008

Five Year Summary

Profit and Loss

	2007 US$m	2006 US$m	2005 US$m	2004 US$m	2003 US$m
Revenue	**19,445**	16,281	11,929	8,970	8,390
Profit attributable to shareholders	**1,828**	1,348	1,244	947	85
Underlying profit attributable to shareholders	**719**	530	463	394	305
Earnings per share (US$)	**5.16**	3.83	3.58	2.69	0.23
Underlying earnings per share (US$)	**2.03**	1.51	1.33	1.12	0.83
Dividends per share (US$)	**0.65**	0.50	0.45	0.40	0.33

Balance Sheet

	2007 US$m	2006 US$m	2005 US$m	2004 US$m	2003 US$m
Total assets	**22,213**	20,378	18,316	10,580	8,951
Total liabilities	**(8,515)**	(9,275)	(9,442)	(5,195)	(5,034)
Total equity	**13,698**	11,103	8,874	5,385	3,917
Shareholders' funds	**8,490**	6,594	4,998	3,639	2,540
Net debt (excluding net debt of financial services companies)	**618**	1,377	1,929	1,631	1,848
Net asset value per share (US$)	**24.09**	18.65	14.27	10.56	7.08

Cash Flow

	2007 US$m	2006 US$m	2005 US$m	2004 US$m	2003 US$m
Cash flows from operating activities	**2,198**	1,942	618	730	675
Cash flows from investing activities	**(736)**	(390)	(156)	(159)	(541)
Net cash flow before financing	**1,462**	1,552	462	571	134
Cash flow per share from operating activities (US$)	**6.21**	5.52	1.78	2.08	1.84

Figures prior to 2004 have been restated to reflect changes in accounting policies for defined benefit pension plans and properties for sale. Figures for 2003 have been restated to reflect the change in accounting policy for share-based payments.

Until 31st December 2003, goodwill was amortized on a straight line basis, negative goodwill was reported under intangible assets or included within associates and joint ventures, as appropriate.

The Group's corporate governance relies on a combination of shareholder, board and management supervision and strict compliance, internal audit and risk control procedures, within the context of the various international regulatory regimes to which Group companies are subject.

Jardine Matheson Holdings Limited is incorporated in Bermuda. The majority of the Group's business interests are in Asia. The Company has its primary share listing on the London Stock Exchange and secondary listings in Bermuda and Singapore. The Company's share capital is 53%-owned by Jardine Strategic Holdings Limited, a Bermuda incorporated 81%-owned subsidiary of the Company similarly listed in London, Bermuda and Singapore. The primary corporate governance regime applicable to the Company arises under the laws of Bermuda, including under certain specific statutory provisions that apply to the Company alone. The Company has fully complied with that governance regime. The Company is not subject to the Combined Code (the 'Code') that applies to United Kingdom incorporated companies listed in London, but this Report outlines the significant ways in which its corporate governance practices differ from those set out in the Code.

The Management of the Group

The Company is the parent company of the Jardine Matheson Group. Its management is therefore concerned both with the direct management of Jardine Matheson's own activities, and with the oversight of the operations of other listed companies within the wider Group. Management is delegated to the appropriate level, with the boards of the management companies of the Group's listed subsidiaries and certain associated companies being co-ordinated by the board of the Group management company, Jardine Matheson Limited ('JML'). This meets regularly in Hong Kong and is chaired by the Managing Director. Its seven other members, whose names appear on page 100 of this Report, include the Group Finance Director, the Group Strategy Director and the Group General Counsel. In addition, certain Directors of the Company based outside Asia make regular visits to Asia and Bermuda, where they participate in five annual strategic reviews, four of which precede the full Board meetings. These Directors' knowledge of the region and the Group's affairs reinforces the process by which business is reviewed by the Board.

The Board

The Company currently has a Board of twelve directors; eight are executive and four are non-executive. Their names and brief biographies appear on page 26 of this Report. The composition and operation of the Board reflect the approach to management described in this Report. The Board regards Asian business experience and relationships as more valuable attributes of its non-executive Directors than formal independence criteria. The Company does not have nomination or remuneration committees or a formal Board evaluation process. Decisions on nomination and remuneration result from consultations between the Chairman and the Managing Director and other Directors as they consider appropriate. The members of the Audit Committee are Simon Keswick, Lord Leach of Fairford and R.C. Kwok. The Board has not designated a 'senior independent director' as set out in the Code.

Among the matters which the Board decides are the Group's business strategy, its annual budget, dividends and major corporate activities. The Board is scheduled to hold four meetings in 2008 and ad hoc procedures are adopted to deal with urgent matters. Two meetings each year are held in Bermuda and two in Asia. The Board receives high quality, up to date information for each of its meetings. This information is approved by the Company's management before circulation, and is then the subject of a strategy review in a cycle of meetings (in Bermuda or Asia, as appropriate) prior to consideration by the Board itself. Responsibility for implementing the Group's strategy within designated financial parameters is delegated to JML.

Directors' Appointment, Retirement, Remuneration and Service Contracts

Candidates for appointment as executive Directors of the Company, as executive directors of JML or as senior executives elsewhere in the Group may be sourced internally or externally using the services of specialist executive search firms. The aim is to appoint individuals of the highest calibre in their area of expertise, combining international best practice with experience of and an affinity with Asian markets.

Each new Director is appointed by the Board and in accordance with Bye-law 91 of the Company's Bye-laws, each new Director is subject to retirement at the first Annual General Meeting after appointment. Thereafter, the Director will be subject to retirement by rotation pursuant to Bye-law 84 whereby one-third of the Directors retire at the Annual General Meeting each year. These provisions apply to both executive and non-executive Directors, but the requirement to retire by rotation pursuant to Bye-law 84 does not extend to the Chairman or Managing Director.

Mark Greenberg was appointed as a Director of the Company with effect from 1st April 2008. In accordance with Bye-law 84, Simon Keswick, Dr Richard Lee and Percy Weatherall retire by rotation at the Annual General Meeting and, being eligible, offer themselves for re-election. In accordance with Bye-Law 91, Mark Greenberg will also retire and, being eligible, offer himself for re-election. Mark Greenberg and Simon Keswick each has a service contract with a subsidiary of the Company that has a notice period of six months. Neither Dr Richard Lee nor Percy Weatherall has a service contract with the Company or its subsidiaries.

The Company's policy is to offer competitive remuneration packages to its senior executives. It is recognized that, due to the nature of the Group and its diverse geographic base, many of its senior executives, including executive Directors, are required to be offered international terms. The nature of the remuneration packages is designed to reflect this, for example by the provision of accommodation. Executive Directors joining from outside the Group are normally offered an initial fixed term service contract, reflecting the requirement for them to relocate. These contracts will be expected to reduce to a notice period of not more than one year after the initial term.

Non-executive Directors' fees are decided upon by shareholders in general meeting as provided for by the Company's Bye-laws. A motion to increase the non-executive Directors' fees to US$40,000 each per annum and the Chairman's fee to US$60,000 per annum with effect from 1st January 2008 will be proposed at the forthcoming Annual General Meeting.

Certain Directors are discretionary objects under a trust created in 1947 (the '1947 Trust') which holds 35,915,991 ordinary shares in the Company representing 5.79% of the Company's issued share capital. Under the terms of the 1947 Trust, its income is to be distributed to senior executive officers and employees of the Company and its wholly-owned subsidiaries. Such distribution is made by the trustee after consultation between the Chairman and the Managing Director and such other Directors as they consider appropriate.

For the year ended 31st December 2007, the Directors received from the Group US$8.3 million *(2006: US$4.6 million)* in employee benefits, being US$6.2 million *(2006: US$4.0 million)* in short-term employee benefits including salary, bonuses, accommodation and deemed benefits in kind, US$1.6 million *(2006: US$0.6 million)* in post-employment benefits and US$0.5 million *(2006: nil)* in share-based payments. The 1947 Trust also made distributions to Directors amounting to US$15.8 million *(2006: US$14.5 million)*. The information set out in this paragraph forms part of the audited financial statements.

Senior executive share incentive schemes have also been established to provide longer-term incentives for executive Directors and senior managers. Share options are granted by the scheme trustee after consultation between the Chairman and the Managing Director and such other Directors as they consider appropriate. Share options are granted at the then prevailing market prices and the scheme rules now provide that they normally vest after the third anniversary of the date of grant. Grants may be made in a number of instalments. Share options are not granted to non-executive Directors.

The Company purchases insurance to cover its Directors against their costs in defending themselves in civil proceedings taken against them in that capacity and in respect of damages resulting from the unsuccessful defence of any proceedings. To the extent permitted by law, the Company also indemnifies its Directors. Neither the insurance nor the indemnity provides cover where the Director has acted fraudulently or dishonestly.

Directors' Responsibilities in respect of the Financial Statements

The Directors are required under the Bermuda Companies Act 1981 to prepare financial statements for each financial year and to present them annually to the Company's shareholders at the Annual General Meeting. The financial statements should present fairly in accordance with International Financial Reporting Standards ('IFRS') the financial position of the Group at the end of the year and the results of its operations and its cash flows for the year then ended. The Directors consider that applicable accounting policies under IFRS, applied on a consistent basis and supported by prudent and reasonable judgments and estimates, have been followed in preparing the financial statements.

Code of Conduct

The Group conducts business in a professional, ethical and even-handed manner. Its ethical standards are clearly set out in its Code of Conduct, an important set of guidelines to which every employee must adhere. The code requires that all Group companies comply with all laws of general application, all rules and regulations that are industry specific and proper standards of business conduct. The code prohibits the giving or receiving of illicit payments, and requires all employees to be treated fairly, impartially and with respect. It also requires that all managers must be fully aware of their obligations under the Code of Conduct and establish procedures to ensure compliance at all levels within their organizations. The Group has in place procedures by which employees can raise, in confidence, matters of serious concern in areas such as financial reporting or compliance.

Internal Control

The Board has overall responsibility for the Group's system of internal control. The system of internal control is designed to manage, rather than eliminate, business risk; to help safeguard its assets against fraud and other irregularities; and to give reasonable, but not absolute, assurance against material financial misstatement or loss.

The Board has delegated to the Audit Committee responsibility for reviewing the operation and effectiveness of the Group's system of internal control and the procedures by which this is monitored. The Audit Committee considers the system and procedures on a regular basis, and reports to the Board semi-annually. The Company's Managing Director, Group Finance Director, Group Strategy Director and Group General Counsel, together with representatives of the internal and external auditors, attend the Audit Committee meetings by invitation.

Executive management oversees the implementation of the systems of internal control within the Group's operating companies, the responsibility for which rests with each company's board and its own executive management. The effectiveness of these systems is monitored by the internal audit function, which is outside the operating companies, and by a series of audit committees that operate in each major business unit across the Group. The findings of the internal audit function and recommendations for any corrective action required are reported to the relevant audit committee and, if appropriate, to the Audit Committee of the Company.

The Group has in place an organizational structure with defined lines of responsibility and delegation of authority. Across the Group there are established policies and procedures for financial planning and budgeting; for information and reporting systems; for the assessment of risk; and for monitoring the Group's operations and performance. The information systems in place are designed to ensure that the financial information reported is reliable and up to date.

The Company's policy on commercial conduct underpins the Group's internal control process, particularly in the area of compliance. The policy, as set out in the Code of Conduct, is reinforced and monitored by an annual compliance certification process.

The Audit Committee has also been given the responsibility to oversee the effectiveness of the formal procedures for employees to raise any matters of serious concern. The Audit Committee is required to review any reports made under those procedures that are referred to it by the internal audit function.

Prior to completion and announcement of the half-year and year-end results, a review of the Company's financial information and any issues raised in connection with the preparation of the results is undertaken by the Audit Committee with the executive management and a report is received from the external auditors. The external auditors also have access to the full Board, in addition to the Managing Director and other senior executives, and to the boards of the Group's operating companies.

The Audit Committee keeps under review the nature, scope and results of the external audit, the audits conducted by the internal audit department and the findings of the various Group audit committees. The Audit Committee also keeps under review the independence and objectivity of the external auditors.

Directors' Share Interests

The Directors of the Company in office on 1st April 2008 had interests (within the meaning of the Disclosure and Transparency Rules ('DTRs') of the Financial Services Authority (the 'FSA') of the United Kingdom) set out below in the ordinary share capital of the Company. These interests included those notified to the Company in respect of the Directors' connected persons (as that term is used in the DTRs in relation to companies incorporated outside the United Kingdom).

Henry Keswick	11,683,920[a]
A.J.L. Nightingale	1,012,984
Adam Keswick	33,401,846[a] [c]
Ben Keswick	39,671,241[a] [b] [c]
Simon Keswick	11,489,989[a] [b]
R.C. Kwok	29,505
Lord Leach of Fairford	978,726
Dr Richard Lee	94,428
James Riley	30,000
Percy Weatherall	34,793,931[a] [c]

Notes:

(a) Includes 2,269,585 ordinary shares held by a family trust, the trustees of which are connected persons of Adam Keswick, Ben Keswick, Henry Keswick, Simon Keswick and Percy Weatherall.

(b) Includes 6,508,218 ordinary shares held by family trusts, the trustees of which are connected persons of Ben Keswick and Simon Keswick.

(c) Includes 28,615,401 ordinary shares held by family trusts, the trustee of which is a connected person of Adam Keswick, Ben Keswick and Percy Weatherall.

In addition, Mark Greenberg, Adam Keswick, Ben Keswick and James Riley held options in respect of 200,000, 300,000, 300,000 and 350,000 ordinary shares, respectively, issued pursuant to the Company's Senior Executive Share Incentive Schemes.

Substantial Shareholders

As a non-UK issuer, the Company is subject to the DTRs pursuant to which a person must notify the Company of the percentage of voting rights attaching to the share capital of the Company that he holds in certain circumstances. The obligation to notify arises if that person acquires or disposes of shares in the Company which results in the percentage of voting rights which he holds reaching, exceeding or falling below 5%, 10%, 15%, 20%, 25%, 30%, 50% and 75%.

The Company has been informed of the following holdings of voting rights of 5% or more attaching to the Company's issued ordinary share capital: (i) Jardine Strategic and its subsidiary undertakings are directly and indirectly interested in 331,833,518 ordinary shares carrying 53.45% of the voting rights; and (ii) the 1947 Trust is interested in 35,915,991 ordinary shares carrying 5.79% of the voting rights. Apart from these shareholdings, the Company is not aware of any holders of voting rights of 5% or more attaching to the issued ordinary share capital of the Company as at 1st April 2008.

There were no contracts of significance with corporate substantial shareholders during the year under review.

Relations with Shareholders

The Company maintains a dialogue with major shareholders and holds meetings following the announcement of the annual and interim results with institutional shareholders. A corporate website is maintained containing a wide range of information of interest to investors at www.jardines.com.

The 2008 Annual General Meeting will be held on 8th May 2008. The full text of the resolutions and explanatory notes in respect of the meeting are contained in the Notice of Meeting which accompanies this Report.

Securities Purchase Arrangements

At the Annual General Meeting held on 10th May 2007, shareholders renewed the approval of a general mandate authorizing the Directors to effect purchases by the Company or its subsidiaries of the Company's own ordinary shares of less than 15% in aggregate of its issued share capital.

The Company repurchased and cancelled 337,748 ordinary shares of the Company for an aggregate consideration of US$8.4 million pursuant to a tender offer launched by the Company in August 2007 at a strike price of US$25.00 per ordinary share. The repurchased shares represented some 0.05% of the Company's issued ordinary share capital. In addition, during the year the Company repurchased and cancelled 176,800 ordinary shares for an aggregate total cost of US$4.4 million. The ordinary shares, which were repurchased in the market, represented some 0.03% of the Company's issued ordinary share capital.

Arrangements under which Shareholders have agreed to Waive Dividends

Clare Investment and Trustee Company Limited has waived the interim dividend and has undertaken to waive the recommended final dividend for 2007 in respect of the ordinary shares in which it is interested as the Trustee of the Company's Senior Executive Share Incentive Schemes.

Related Party Transactions

Details of transactions with related parties entered into by the Company during the course of the year are included in note 37 to the financial statements on page 90. There were no transactions entered into by the Company during the course of the year to which the related party transaction rules of the FSA in the United Kingdom apply.

Financial Calendar

2007 full-year results announced	7th March 2008
Share registers closed	24th to 28th March 2008
2007 final dividend scrip election period closes	25th April 2008
Annual General Meeting to be held	8th May 2008
2007 final dividend payable	14th May 2008
2008 half-year results to be announced	1st August 2008*
Share registers to be closed	25th to 29th August 2008*
2008 interim dividend scrip election period closes	26th September 2008*
2008 interim dividend payable	15th October 2008*

**Subject to change*

Dividends

Shareholders will receive their dividends in United States Dollars, unless they are registered on the Jersey branch register where they will have the option to elect for sterling. These shareholders may make new currency elections for the 2007 final dividend by notifying the United Kingdom transfer agent in writing by 25th April 2008. The sterling equivalent of dividends declared in United States Dollars will be calculated by reference to a rate prevailing on 30th April 2008. Shareholders holding their shares through The Central Depository (Pte) Ltd ('CDP') in Singapore will receive United States Dollars unless they elect, through CDP, to receive Singapore Dollars. Shareholders, including those who hold their shares through CDP, may also elect to receive a scrip alternative to their dividends.

Registrars and Transfer Agent

Shareholders should address all correspondence with regard to their shareholdings or dividends to the appropriate registrar or transfer agent.

Principal Registrar
Jardine Matheson International Services Ltd
P.O. Box HM 1068
Hamilton HM EX
Bermuda

Jersey Branch Registrar
Capita Registrars (Jersey) Ltd
(formerly Capita IRG (Offshore) Ltd)
P.O. Box 532
St Helier, Jersey JE4 5UW
Channel Islands

United Kingdom Transfer Agent
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU, England

Singapore Branch Registrar
M & C Services Private Ltd
138 Robinson Road #17-00
The Corporate Office
Singapore 068906

Press releases and other financial information can be accessed through the Internet at 'www.jardines.com'.

Group Offices

Jardine Matheson Ltd	48th Floor, Jardine House G.P.O. Box 70 Hong Kong	Telephone (852) 2843 8288 Facsimile (852) 2845 9005 Email jml@jardines.com Website www.jardines.com
	Directors A.J.L. Nightingale, Chairman Jonathan Gould Mark Greenberg Adam Keswick Ben Keswick R.C. Kwok Y.K. Pang James Riley	**Group Corporate Secretary** N.M. McNamara
Matheson & Co., Ltd	3 Lombard Street London EC3V 9AQ United Kingdom	Telephone (44 20) 7816 8100 Facsimile (44 20) 7623 5024 Email rleach@matheson.co.uk Website www.matheson.co.uk Lord Leach of Fairford
Jardine Pacific Ltd	25th Floor, Devon House Taikoo Place 979 King's Road Quarry Bay Hong Kong	Telephone (852) 2579 2888 Facsimile (852) 2856 9863 Email jpl@jardines.com Adam Keswick
Jardine Motors Group Ltd	31st Floor, The Lee Gardens 33 Hysan Avenue G.P.O. Box 209 Hong Kong	Telephone (852) 2895 7218 Facsimile (852) 2894 9956 Email jmg@jardines.com Adam Keswick
Jardine Lloyd Thompson Group plc	6 Crutched Friars London EC3N 2PH United Kingdom	Telephone (44 20) 7528 4444 Facsimile (44 20) 7528 4185 Email info@jltgroup.com Website www.jltgroup.com Dominic Burke
Hongkong Land Ltd	8th Floor One Exchange Square Hong Kong	Telephone (852) 2842 8428 Facsimile (852) 2845 9226 Email gpobox@hkland.com Website www.hkland.com Y.K. Pang
Dairy Farm Management Services Ltd	7th Floor, Devon House Taikoo Place 979 King's Road G.P.O. Box 286 Hong Kong	Telephone (852) 2299 1888 Facsimile (852) 2299 4888 Email groupcomm@dairy-farm.com.hk Website www.dairyfarmgroup.com Michael Kok
Mandarin Oriental Hotel Group International Ltd	7th Floor 281 Gloucester Road Causeway Bay Hong Kong	Telephone (852) 2895 9288 Facsimile (852) 2837 3500 Email asia-enquiry@mohg.com Website www.mandarinoriental.com Edouard Ettedgui
Jardine Cycle & Carriage Ltd	239 Alexandra Road Singapore 159930	Telephone (65) 6473 3122 Facsimile (65) 6475 7088 Email corporate.affairs@jcclgroup.com Website www.jcclgroup.com Ben Keswick
PT Astra International Tbk	Jl. Gaya Motor Raya No. 8, Sunter II, Jakarta 14330 Indonesia	Telephone (62 21) 652 2555 Facsimile (62 21) 651 2058 Email purel@ai.astra.co.id Website www.astra.co.id Michael Ruslim

Bermuda Jardine Matheson International Services Ltd	4th Floor, Jardine House 33-35 Reid Street P.O. Box HM 1068 Hamilton HM EX	Telephone Facsimile	(1 441) 292 0515 (1 441) 292 4072 C.H. Wilken
Hong Kong SAR Jardine Matheson Ltd	48th Floor, Jardine House G.P.O. Box 70 Hong Kong	Telephone Facsimile	(852) 2843 8288 (852) 2845 9005 A.J.L. Nightingale
Indonesia Jardine Matheson Ltd (Representative Office)	Level 16, World Trade Centre Jalan Jendral Sudirman Kav. 29-31 Jakarta 12920	Telephone Facsimile	(62 21) 522 8981 (62 21) 522 8983
Mainland China Jardine Matheson (China) Ltd (Liaison Office)	Rm 528, 5/F, China World Tower 1 China World Trade Centre No. 1 Jianguomenwai Avenue Chaoyang District, Beijing 100004	Telephone Facsimile	(8610) 6505 2801 (8610) 6505 2805 Adam C.N. Williams
Malaysia Jardine Matheson (Malaysia) Sdn Bhd	Tingkat 4, Bangunan Setia 1 15 Lorong Dungun Bukit Damansara 50490 Kuala Lumpur	Telephone Facsimile	(603) 2094 2168 (603) 2092 2168 Dato' Khalid bin Haji Ismail
Netherlands Jardine Matheson Europe B.V.	Diepenbrockstraat 19 1077 VX Amsterdam	Telephone Facsimile	(31 20) 470 0258 (31 20) 470 0323 James Reid
Philippines Jardine Matheson Ltd (Representative Office)	25/F Philamlife Tower 8767 Paseo de Roxas 1226 Makati City, Manila	Telephone Facsimile	(632) 706 8573 (632) 885 7078 A.B. Colayco
Singapore Jardine Matheson (Singapore) Ltd	239 Alexandra Road, 3rd Floor Singapore 159930	Telephone Facsimile	(65) 6220 4254 (65) 6323 0694 Y.C. Boon
Taiwan Jardine, Matheson & Co., Ltd	14th Floor, World Trade Building 50 Hsin Sheng South Road Section 1, Taipei 10059	Telephone Facsimile	(8862) 2395 4605 (8862) 2394 5625 Liang Chang
Thailand Jardine Matheson (Thailand) Ltd	21-03, 21st Floor, Times Square Building 246 Sukhumvit Road, Klong Toey Bangkok 10110	Telephone Facsimile	(662) 254 0675 (662) 254 0677 Dr Pisit Leeahtam
United Kingdom Matheson & Co., Ltd	3 Lombard Street London EC3V 9AQ	Telephone Facsimile	(44 20) 7816 8100 (44 20) 7623 5024 Lord Leach of Fairford
Vietnam Jardine Matheson Ltd	8th Floor, SATRA Dong Khoi Building 58 Dong Khoi Street District 1, Ho Chi Minh City	Telephone Facsimile	(848) 8222 340 (848) 8230 030 Alain Cany

www.jardines.com

END